Filed Pursuant to Rule 424(b)(3)

Registration Statement 333-121475

PROSPECTUS

13,695,558 Shares of Common Stock

13,195,558 Contingent Value Rights

This prospectus relates to the offer and sale, from time to time, of up to 13,695,558 shares of our common stock and up to 13,195,558 of our contingent value rights, or CVRs, by the selling security holders listed in the section beginning on page 24 of this prospectus. The shares of common stock and CVRs offered under this prospectus by the selling security holders were issued in connection with our merger with ACLARA BioSciences, Inc., or ACLARA. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares or CVRs by the selling security holders.

The selling security holders may sell the shares of common stock and CVRs described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling security holders may sell their securities in the section titled “Plan of Distribution” on page 25.

Our common stock is currently traded on the Nasdaq National Market under the symbol “VLGC.” On January 10, 2005, the last reported sales price for our common stock was $2.48 per share. Our CVRs are currently quoted on the OTC Bulletin Board, or OTCBB, under the symbol “VLGCR”. On January 10, 2005, the last reported sales price for one CVR was $0.24.

Investment in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 10, 2005.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 4, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. References in this prospectus to “our company,” “we,” “our,” and “us” refer to ViroLogic, Inc. Reference to “selling security holders” refers to those stockholders listed herein under Selling Security Holders, who may sell shares from time to time as described in this prospectus.

ViroLogic, Inc.

We are a biotechnology company developing, marketing and selling innovative products to guide and improve treatment of viral immunologic, and oncologic diseases. We developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to help guide therapy. We have proprietary technology, called PhenoSense, for testing drug resistance in viruses that cause serious viral diseases such as HIV/AIDS and hepatitis. Our products are used by physicians in selecting optimal treatments for their HIV patients and by industry, academia and government for clinical studies, drug screening and characterization, and basic research. Our proprietary eTagTM System, acquired in our recent merger with ACLARA BioSciences, Inc., or ACLARA, is a protein-based assay technology that can be formatted to test biopsy-sized samples of patient tumors. Many different molecular markers in these patient tissues can be quantified simultaneously, such as signaling proteins, protein complexes and activated receptors. We expect that the eTag System will be well suited for targeting the new molecular-based drugs being introduced for cancer.

ViroLogic has built a highly sophisticated and efficient commercial infrastructure to support the industry’s most comprehensive line of drug resistance tests, including PhenoSenseTM HIV, GeneSeqTM and its novel combination assay, PhenoSenseGTTM. These tests are used in the management of individuals with HIV and the development of new antiviral drugs for HIV and hepatitis.

We currently have 23 experienced sales representatives promoting our resistance tests in the primary U.S. markets for drugs targeted at HIV/AIDS. We also distribute our products through national, regional and hospital laboratories. In May 2004, we signed an expanded referral testing agreement with Quest Diagnostics, the nation’s leading provider of diagnostic testing, information and services. Under the terms of the agreement, Quest Diagnostics will make ViroLogic its preferred provider of HIV phenotypic resistance testing. Quest Diagnostics has the largest national network of laboratories, with more than 30 full-service regional laboratories in major metropolitan areas and nearly 2,000 conveniently located patient service centers, where patients’ specimens are collected. This agreement will significantly expand the Company’s distribution capabilities for its suite of HIV drug resistance assays, specifically its combination test, PhenoSense GT and PhenoSense HIV. This new relationship provides increased access to the Company’s products for many more patients who are likely to benefit from this personalized approach to managing HIV disease.

In March 2004, we launched VLink, an online test reporting system for our comprehensive portfolio of HIV drug resistance assays, PhenoSense GT, PhenoSense HIV and GeneSeq HIV. The VLink system is designed to offer a fast and convenient way for healthcare professionals to access test results via a secure internet connection. The Company’s secure new online system facilitates data analysis, allowing examination of historical patient resistance data to help identify resistance patterns in patients over time as well as shorten the time period between sample submission and the reporting of results.

In 2003 and 2004, the Company was awarded a total of five grants totaling more than $5 million over three years. These grants will help support the development of analytical and database tools to facilitate the identification and characterization of drug resistant strains of HIV, and assays that will aid in the pre-clinical and clinical evaluation of the next generation of anti-viral therapeutics.

The diagnostic testing industry is subject to seasonal fluctuations in operating results and cash flows. Typically, testing volume declines during the summer months, year-end holiday periods and other major holidays, reducing net revenues and operating cash flows below annual averages. Testing volume is also subject to declines in winter months due to inclement weather, which varies in severity from year to year. For example, in the third quarter of 2004, the hurricanes in the Southeast reduced the test samples received due to disruption in patient visits and transportation systems in the effected areas. The Company anticipates quarterly differences in the revenue growth rate relating to the timing of various clinical studies and seasonal effects observed in patient testing, which in keeping with the historical trend we expect to be most noticeable in the first quarter.

We incorporated in the state of Delaware on November 14, 1995 and commenced commercial operations in 1999. Our principal executive offices are located at 345 Oyster Point Blvd., South San Francisco, CA 94080. Our telephone number is (650) 635-1100.

MERGER WITH ACLARA BIOSCIENCES, INC.

On December 10, 2004, pursuant to an Agreement and Plan of Merger and Reorganization, dated May 28, 2004, as amended on October 18, 2004, by and among ViroLogic, Apollo Acquisition Sub, Inc., a wholly-owned subsidiary of ViroLogic, Apollo Merger Subsidiary, LLC, a wholly-owned subsidiary of ViroLogic, and ACLARA BioSciences, Inc., or ACLARA, Apollo Acquisition Sub merged with and into ACLARA, with ACLARA surviving as a wholly-owned subsidiary of ViroLogic. Following the effectiveness of the first merger, ACLARA as the surviving entity merged with and into Apollo Merger Subsidiary, LLC, which survived as a wholly-owned subsidiary of ViroLogic.

As a result of the merger with ACLARA, each outstanding share of ACLARA common stock represents the right to receive 1.7 shares of ViroLogic common stock and 1.7 Contingent Value Rights, or CVRs. The terms of the CVRs are governed by the Contingent Value Rights Agreement, dated December 10, 2004, by and between ViroLogic and U.S. Bank National Association, as trustee. The CVRs provide for a potential cash and/or stock payment of up to $0.88 per CVR depending on the ViroLogic stock price 18 months following completion of the merger. The maximum payment under the CVR would be $0.88 per CVR, if ViroLogic’s stock price trades at or below an average price of $2.02 per share during the 15 trading days immediately preceding June 10, 2006, declining to $0.00 per CVR if ViroLogic’s stock averages $2.90 per share or higher during such time. If any payments are to be made on the CVR, the first $0.50 per CVR will be paid in cash. Any payments due beyond the first $0.50 per CVR can be made in cash, ViroLogic common stock or a combination of cash and stock, at the option of ViroLogic. If the current market value of ViroLogic common stock for each trading day in any 30 consecutive trading day period prior to June 10, 2006 is greater than or equal to $3.50, then the CVRs will automatically extinguish and will no longer represent the right to receive any amount.

The CVRs are currently quoted on the OTC Bulletin Board (OTCBB) under the ticker symbol “VLGCR”. Because the OTCBB is a quotation service for NASD Market Makers, and not an issuer listing service or securities market, there are no listing requirements that must be met by an OTCBB issuer. There are, however, certain requirements that an issuer must meet in order for its securities to be eligible for a market maker to enter a quotation on the OTCBB. ViroLogic believes that it satisfies these requirements, and that it will continue to satisfy these requirements for the foreseeable future. Investors should note however, that because issuers are not permitted to submit applications to be quoted on the OTCBB, ViroLogic cannot guarantee that the CVRs will remain listed on the OTCBB. Continued quotation of the CVRs on the OTCBB will depend on ongoing sponsorship by one or more market makers who demonstrate compliance with SEC Rule 15c2-11. From December 13, 2004, the first day the CVRs were quoted on the OTCBB following the close of the merger transaction with ACLARA, to January 10, 2005, the lowest sale price for one CVR was $0.20 and the highest sale price for one CVR was $0.33.

RISK FACTORS

Investment in our shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below, which we believe are the material risks we face, before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occurs, the trading price of our common stock could decline, and you might lose all or part of your investment.

We have not achieved profitability and both we and ACLARA had recent and anticipated continuing losses, which may cause our stock price to fall.

Prior to our merger with ACLARA, both we and ACLARA have experienced significant losses each year since our inception, and we expect to incur additional losses following our merger with ACLARA. Prior to our merger with ACLARA, we experienced losses applicable to common stockholders of approximately $4.4 million in the nine-month period ended September 30, 2004, $9.3 million for the year ended December 31, 2003, $33.3 million for the year ended December 31, 2002 and $28.8 million for the year ended December 31, 2001. As of September 30, 2004, we had an accumulated deficit of approximately $110.5 million. ACLARA experienced net losses of approximately $12.7 million in the nine-month period ended September 30, 2004, $20.0 million for the year ended December 31, 2003, $37.2 million for the year ended December 31, 2002 and $29.0 million for the year ended December 31, 2001. As of September 30, 2004, ACLARA had an accumulated deficit of $175.7 million. We expect to continue to incur losses, primarily as a result of spending related to:

•	expanding patient and pharmaceutical company sample processing capabilities;

•	research and product development costs, including the continued development and validation of the eTag technology and products based on that technology;

•	clinical studies to validate the effectiveness of eTag assays as tests for responsiveness of cancer patients to particular cancer therapies;

•	sales and marketing activities related to existing and planned products, including the development of a sales organization focused on the oncology market;

•	additional clinical laboratory and research space and other necessary facilities;

•	costs of assimilating the ACLARA organization and technology; and

•	general and administrative costs.

If our losses continue, our stock price may fall and our stockholders may lose part or all of their investment.

Holders of our contingent value rights, or CVRs, will not be able to determine the payment to be received under the contingent value rights until June 10, 2006, and the CVRs may expire or be extinguished without any payment thereunder.

Stockholders will not know the amount of payment, if any, that a contingent value right will receive until either June 10, 2006, or such earlier time as the contingent value rights are automatically extinguished. The payment, if any, that each contingent value right will entitle its holder to receive will depend on the average volume weighted mean of the sales prices of our common stock for the 15 trading days ending on and including June 10, 2006. For every cent that the 15 day average is below $2.90, the contingent value right will have the right to a payment of $0.01 per CVR, with a maximum payment of $0.88 per CVR. If we are required to make any payment to the holders of CVRs, the first $0.50 per CVR of any such payment must be made in cash. The balance of any such payment, up to $0.38 per CVR, may, at our election, be made in cash, shares of our common stock or a combination of the two. If we elect to make any portion of a payment to holders of CVRs through the issuance of shares of our common stock then, as a condition precedent, such shares must, among other things, be issued either in a transaction that is exempt from registration under the Securities Act through satisfaction of the requirements of Section 3(a)(9) of the Securities Act, or pursuant to an effective registration statement under the Securities Act. If these conditions precedent cannot be satisfied then we must make the entire amount of any payment due under the CVRs in cash.

If at any point during the 18 month period ending on June 10, 2006, the daily volume weighted mean of the sales prices of our common stock is greater than or equal to $3.50 for 30 consecutive trading days, the contingent value rights will be automatically extinguished and no payment will be made on them.

Our potential payments to holders of contingent value rights, which may be greater than currently estimated, would decrease the liquidity of the combined company and could cause dilution to its stockholders.

Under the terms of the contingent value rights, we are obligated to make a payment to the holders of contingent value rights on June 10, 2006 if the average volume weighted mean of the sales prices of our common stock for the 15 trading days prior to June 10, 2006 is less than $2.90 (unless the CVRs have been automatically extinguished earlier, in accordance with their terms). The maximum aggregate amount payable by us under the contingent value rights is currently estimated to be approximately $54 million, based on approximately 36 million shares of ACLARA common stock outstanding as of the date our merger with ACLARA closed. If this total amount becomes due, we must pay the first $31 million in cash, and may, at our option, pay the $23 million balance in cash, shares of its common stock or a combination of the two. If we are required to make the maximum payment under the CVRs, totaling approximately $54 million, we may have insufficient cash balances to make this entire payment in cash, and if we did have sufficient cash balances and elected to make the entire payment in cash our liquidity would be significantly and adversely affected. If we elected to make a portion of any CVR payment in shares of our common stock, existing stockholders could suffer significant dilution of their ViroLogic holdings. In addition, the maximum amount payable under the CVRs could be greater than $54 million depending on the number of assumed ACLARA stock options that are exercised in the future. In connection with our merger with ACLARA, we assumed ACLARA stock options exercisable for 4,151,075 shares of ACLARA common stock. If all ACLARA stock options assumed in our merger with ACLARA are exercised, the maximum aggregate amount payable under the CVRs would increase by approximately $4.7 million. We can make no assurances as to the timing or extent of any option exercise activity.

If the conditions requiring us to make payments to the holders of contingent value rights are satisfied and all assumed ACLARA options are exercised, we would be required to pay up to approximately $58.7 million, which would result in a decrease in liquidity, which may adversely impact our ongoing business.

Our financial results and financial position may be adversely impacted by, and may fluctuate as a result of, the contingent value rights.

Until June 10, 2006, or the earlier extinguishment of the contingent value rights in accordance with their terms, we will be required under generally accepted accounting principles to record adjustments to our quarterly income based on its estimated obligation to make payments to the holders of contingent value rights and the variable accounting associated with the stock options that have attached CVRs. Our estimated obligation to make these payments under the CVRs will vary depending, at the time the estimate is made, on the market price of our common stock, the market price, if any, of the contingent value rights and the stock options associated with CVRs, and the extent to which assumed ACLARA stock options are exercised. As a result, our estimated obligation under the contingent value rights could vary from period to period, resulting in significant fluctuations in our results of operations from quarter to quarter, including our reported earnings per share, which could cause the market price of our common stock to fall abruptly and significantly.

If, at June 10, 2006, we are required to make a payment under the contingent value rights, we will thereafter be obligated to make equivalent payments to holders of assumed ACLARA stock options upon the exercise of those options. The aggregate amount payable upon the exercise of assumed ACLARA stock options will be equal to the number of shares of our common stock subject to those options multiplied by the amount of cash or cash and ViroLogic common stock required to be paid with respect to a single contingent value right. For fiscal periods ending after June 10, 2006, we will be required to record a charge against our statement of operations to reflect the maximum amount payable upon the exercise of assumed ACLARA stock options, based on the number of shares of our common stock for which such options are then exercisable according to their vesting provisions. In addition, we may periodically record a benefit to our statement of operations to the extent that any assumed ACLARA stock options expire prior to exercise. The combination of these charges and benefits could lead to fluctuations in our results of operations from quarter to quarter.

The CVRs may not develop an active public market, or may trade at low volumes, both of which could depress the resale price, if any, of the securities.

The CVRs are a new security for which there is a limited public trading market. We cannot predict whether an active public trading market for the securities will develop or be sustained. The CVRs are currently quoted on the OTC Bulletin Board (OTCBB) under the ticker symbol “VLGCR”. Because the OTCBB is a quotation service for NASD Market Makers, and not an issuer listing service or securities market, there are no listing requirements that must be met by an OTCBB issuer. There are, however, certain requirements that an issuer must meet in order for its securities to be eligible for a market maker to enter a quotation on the OTCBB. ViroLogic believes that it satisfies these requirements, and that it will continue to satisfy these requirements for the foreseeable future. Investors should note however, that because issuers are not permitted to submit applications to be quoted on the OTCBB, ViroLogic cannot guarantee that the CVRs will remain listed on the OTCBB. Continued quotation of the CVRs on the OTCBB will depend on ongoing sponsorship by one or more market makers who demonstrate compliance with SEC Rule 15c2-11.

Even if an active public trading market is developed, there may be little or no market demand for the CVRs, making it difficult or impossible to sell CVRs on the public market, and depressing the resale price, if any, of the CVRs. In addition, holders of CVRs may incur brokerage charges in connection with the resale of the CVRs, which in some cases could exceed the proceeds realized by the holder from the resale of its CVRs. We cannot predict the price, if any, at which the CVRs will trade.

Our obligation to make payments to the holders of CVRs will be unsecured, and holders of CVRs are not assured of receiving any payments owed to them under the CVRs.

Our obligation to make payments under the CVRs, if any, will be unsecured. While we intend to maintain cash resources for potential CVR payments, any amounts owing under the CVRs will be general unsecured obligations. If, at June 10, 2006, we are required to make a payment under the CVRs, holders of the CVRs cannot be assured that we will have sufficient funds or available common stock to do so. If we are unable to make a required payment under the CVRs, the holders of CVRs will have equal priority in making claims against and receiving assets from ViroLogic as will our general creditors. If we are unable to make payments owing under the CVRs, the holder of a CVR may receive none, or only a portion of, any amount that is owed to him, her or it under the CVRs.

We may not realize the benefits we expect from the merger with ACLARA.

Our integration with ACLARA will be complex, time consuming and expensive, and may disrupt our business. We will need to overcome significant challenges in order to realize any benefits or synergies from our merger with ACLARA. These challenges include the timely, efficient and successful execution of a number of post-transaction integration activities, including:

•	integrating the operations and technologies of the two companies;

•	successfully completing the development of ACLARA eTag technology and developing commercial products based on that technology;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of both companies and attracting additional customers;

•	utilizing our existing sales channels to sell new products into new markets;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	implementing and maintaining uniform standards, internal controls, processes, procedures, policies and information systems.

We estimate that integration of ACLARA’s former operations with ours will be completed within 180 days of consummation of our merger with ACLARA. We expect that the development and commercialization of ACLARA’s propriety eTag assays for use in clinical trials by pharmaceutical and biotechnology customers could exceed one year. In addition, we expect to commercialize clinical assays for diagnostic use in patient testing, upon the successful completion of product development and automation for high throughput, validation of assays in a CLIA-certified laboratory format, attainment of clinical validation through clinical trials, which could exceed two years, and successful leveraging of research and development planned to be expended on clinical assays for use in clinical trials by pharmaceutical and biotechnology companies. The completion of these research and development activities are subject to a number of risks and uncertainties including the extent of clinical trials required for regulatory and marketing purposes, the timing and results of clinical trials, failure to validate the technology in clinical trials and failure to achieve necessary regulatory approvals. These factors make it impossible to predict with any degree of certainty the costs and timing of completing the development of commercial products.

The process of integrating operations and technology could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with our merger with ACLARA and the integration of our operations and technology with ACLARA’s could have an adverse effect on the business, results of operations or financial condition of the combined company. Furthermore, the execution of these post-transaction integration activities will involve considerable risks and may not be successful. These risks include:

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	unanticipated expenses and potential delays related to integration of the operations, technology and other resources of ACLARA with ours;

•	the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel;

•	greater than anticipated costs and expenses related to restructuring, including employee severance and costs related to vacating leased facilities; and

•	potential unknown liabilities associated with our merger with ACLARA and the combined operations.

We may not succeed in addressing these risks or any other problems encountered in connection with our merger with ACLARA. The inability to successfully integrate the operations, technology and personnel of ACLARA with ours, or any significant delay in achieving integration, could have a material adverse effect on our business and, as a result, on the market price of our common stock.

Proposed new products resulting from the integration of ACLARA’s technology into our operational infrastructure could be delayed or precluded by regulatory, clinical or technical obstacles, thereby delaying or preventing the development, introduction and commercialization of these new products and adversely impacting the revenue and profitability of the combined company.

We anticipate developing testing products for use in connection with the treatment of cancer patients. These products will be based on ACLARA’s proprietary eTag technology and are expected to utilize our established commercialization infrastructure and experience in patient testing for HIV. We expect that the development and commercialization of ACLARA’s propriety eTag assays for use in clinical trials by pharmaceutical and biotechnology customers could exceed one year. In addition, we expect to commercialize clinical assays for diagnostic use in patient testing, upon the successful completion of product development and automation for high throughput, validation of assays in a Clinical Laboratory Improvement Amendments, or CLIA, certified laboratory format, attainment of clinical validation through clinical trials, which could exceed two years, and successful leveraging of research and development planned to be expended on clinical assays for use in clinical trials by pharmaceutical and biotechnology companies. The completion of these research and development activities are subject to a number of risks and uncertainties including the extent of clinical trials required for regulatory and marketing purposes, the timing and results of clinical trials, failure to validate the technology in clinical trials and failure to achieve necessary regulatory approvals. These factors make it impossible to predict with any degree of certainty the costs and timing of completing the development of commercial products.

The proposed products and services will be developed under the auspices of CLIA regulatory framework. Future cancer testing products may include test kits that may be subject to the regulatory authority of the Food and Drug Administration, or the FDA. The FDA regulatory framework is complicated, and we have limited experience at managing FDA compliance issues.

The proposed cancer testing products that are planned to be delivered through our existing clinical laboratory infrastructure will be based on assays that are in development in a research setting, but have not been transferred to or validated in a CLIA-certified laboratory. We may be unable to accomplish this transfer and validation. Failure to do so would have an adverse effect on our revenue and operations.

If we develop cancer test kits, the kits could be subject to premarket FDA approval requirements, which would be expensive and time-consuming, and could delay or prevent the combined company from marketing these tests. In addition, the production of the future cancer test kits may be subject to Good Manufacturing Practice Regulation, or GMP, under the auspices of the FDA. Our facilities are not GMP compliant. If the manufacture of the proposed kits is subject to GMP regulation, the we will be required to establish a GMP compliant facility, or to enter into a relationship with a third party manufacturer that operates a GMP compliant facility. We do not have experience with GMP compliance. GMP compliance, or entry into a manufacturing relationship with a third party manufacturer, would be time-consuming and expensive. We anticipate that if we are required to establish our own GMP compliant facility, or we elect to enter into a relationship with a GMP compliant third party, either process would be completed in parallel with developing the proposed testing products, could take over one year, and would require additional resources that could exceed $0.5 million in start-up costs and would increase on-going overhead costs.

As our proposed testing products for use in connection with the treatment of cancer patients have not yet been developed, there are currently no revenues associated with them and no significant revenues associated with other acquired ACLARA products and services. FDA regulation, including GMP regulation, could delay or preclude the development, introduction and commercialization of the proposed cancer testing products and prevent or delay the company in receiving revenues from the proposed products, adversely affecting the anticipated profitability of the combined company.

As a result of our merger with ACLARA, we are a larger and broader organization. If our management is unable to adequately manage the company, our operating results will suffer.

As a result of our merger with ACLARA, we assumed approximately 35 employees, of 55 employees based at ACLARA’s facility in Mountain View, California before the merger, bringing our total number of employees after the merger to approximately 240. Our proposed testing products using ACLARA’s eTag technology and our commercialization infrastructure have not yet been developed, and the two will need to be integrated as a necessary part of the development process. We do not have experience in commercializing testing products for use in the oncology field. We will face challenges inherent in efficiently managing an increased number of employees and addressing new markets, including the need to implement appropriate systems, policies, benefits and compliance programs.

Difficulties or delays in successfully managing the substantially larger and broader organization could have a material adverse effect on the combined company after our merger with ACLARA and, as a result, on the market price of our common stock.

We could lose key personnel, which could materially affect our business and require us to incur substantial costs to recruit replacements for lost personnel.

We consider William D. Young, Chairman and Chief Executive Officer, Christos J. Petropoulos, Ph.D., Vice President, Research and Development, Virology and Chief Scientific Officer, and Sharat Singh, Ph.D., Chief Technical Officer, Oncology, to be key to the management of the business and operations of the combined company.

Any of our key personnel could terminate their employment at any time and without notice. We do not maintain key person life insurance on any of our key employees. Although we have not faced difficulties in attracting or retaining key personnel in the recent past, any failure to attract and retain key personnel could have a material adverse effect on our business.

Charges to operations resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock following our merger with ACLARA.

If the benefits of our merger with ACLARA are not achieved, our financial results, including earnings (loss) per common share, could be adversely affected. In accordance with United States generally accepted accounting principles, we will account for merger using the purchase method of accounting. We will allocate the total estimated purchase price to ACLARA’s net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. We will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with our merger with ACLARA, which is expected to be approximately $0.1 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets. The additional charges could adversely affect our financial results, including earnings (loss) per common share, which could cause the market price of our common stock to decline.

Because we expect to have larger revenues, operations and financial strength as a result of the merger with ACLARA, third parties with potential litigation claims against either company who decided not to pursue those claims against the individual companies may now consider asserting those claims against us.

As a result of our merger with ACLARA, we anticipate we will have greater revenues and financial strength than either company individually. As a result, third parties who believe that they have claims against us or ACLARA, but who chose not to make known or assert those claims because of the size of the individual companies, might now believe that asserting those claims against the larger combined company may be advantageous. Although we are not currently aware of any such claims against the combined company, ACLARA was involved in significant litigation matters in the past, including the following matters.

In 2000, certain minority shareholders of 2C Optics (ACLARA’s former parent company), alleged violations of corporate and securities laws by ACLARA and one or more of its directors, in connection with a repurchase of ACLARA’s Series A preferred stock from 2C Optics in March 1999. ACLARA signed a settlement agreement with 2C Optics (renamed Rodenstock North America) on August 17, 2000, pursuant to which Rodenstock agreed to drop all its claims against ACLARA in exchange for two payments totaling $1.75 million.

On April 27, 2001, S&A Biotech Investments, LLC, or S&A, a stockholder of Rodenstock, filed a shareholder derivative suit against ACLARA, Thomas Baruch and other parties alleging breach of fiduciary duties by certain of those parties in connection with the August 2000 settlement, among other claims. This suit was ultimately dismissed without prejudice in its claim against ACLARA.

On January 4, 2001, ACLARA settled three pending lawsuits involving Caliper Technologies Corporation. These lawsuits included (i) a lawsuit filed by Caliper alleging misappropriation of trade secrets; (ii) a lawsuit filed by ACLARA against Caliper alleging patent infringement claims; and (iii) a lawsuit filed by Caliper against ACLARA alleging additional patent infringement claims. As a result of the settlement, the claims were dismissed. ACLARA and Caliper granted each other cross-licenses to the patents at issue. ACLARA issued to Caliper 900,000 shares of common stock in ACLARA with a guaranteed liquidation price of $36.11 per share, for an aggregate value of $32.5 million. In October 2002, ACLARA paid Caliper $32.5 million related to this settlement, including a repurchase of the 900,000 shares of common stock.

On June 15, 2001, ACLARA also filed suit against Dr. Bertram Rowland, its former general counsel, asserting various causes of action, including breach of fiduciary duty, professional malpractice, and concealment related to the subject matter of the Caliper litigation. Dr. Rowland filed a cross-complaint against ACLARA and Joseph Limber, ACLARA’s then-current President and Chief Executive Officer alleging a variety of claims, including fraud, negligent misrepresentation, breach of contract, and securities fraud under California state law. In January 2003, Dr. Rowland and ACLARA reached an agreement to settle all claims under these complaints. The settlement had no adverse effect on ACLARA’s results of operation or cash flows. In addition, in August 2001, the law firm which previously employed Dr. Rowland agreed to pay ACLARA $600,000 as a settlement resolving all disputes between the law firm and ACLARA arising out of the alleged dual representation of Dr. Rowland.

These lawsuits are discussed in more detail in ACLARA’s annual and quarterly reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission, or the SEC. As discussed in more detail under a separate litigation risk factor on page 19 of this prospectus, ACLARA has also entered a proposed settlement on June 26, 2003 with respect to a securities class action lawsuit filed against ACLARA and certain of its current and former officers and directors, which is currently pending final approval by the federal district court. Under the proposed settlement, the maximum amount that could be charged to ACLARA’s insurance policy would be approximately $3.9 million. Please see the discussion under the risk factor entitled, “We may be subject to litigation, which would be time consuming and divert its resources and the attention of its management.” on page 19 for more details.

Our stockholders will experience substantial additional dilution if our shares of preferred stock or related warrants are converted into or exercised for shares of common stock. As of December 10, 2004, our outstanding shares of preferred stock and related warrants were convertible into or exercisable for up to an aggregate of 14,586,353 shares of our common stock, or approximately 13% of the number of shares of common stock outstanding after our merger with ACLARA.

As of December 10, 2004, we had 115,947,335 shares of common stock outstanding after our merger with ACLARA. However, as of December 10, 2004, we also had outstanding the following shares of preferred stock and related warrants:

•	249 shares of Series A Redeemable Convertible Preferred Stock, or Series A Preferred Stock, convertible into 2,243,243 shares of common stock (not including the conversion of accrued but unpaid premiums); and

•	warrants issued to the purchasers of ViroLogic preferred stock in connection with ViroLogic preferred stock financings to purchase 12,804,428 shares of common stock.

We will not receive payment or other consideration for the issuance of shares of common stock upon conversion of the Series A Preferred Stock. Most of the warrants listed above have net exercise provisions, which, if elected as the method of exercise by the holder of the warrant, cause ViroLogic to not receive cash consideration for the issuance of shares of common stock upon exercise. Together, the common shares reserved for issuance upon conversion of the Series A Preferred Stock and upon exercise of the warrants referenced above represented approximately 14,586,353 shares of our common stock, or 13% of the shares of our common stock outstanding on December 10, 2004, after our merger with ACLARA. All of these shares are issuable for an approximate weighted-average effective price of $1.16 per share.

Also, the number of shares of common stock that we may be required to issue upon conversion of the Series A Preferred Stock and exercise of certain of these warrants can increase substantially upon the occurrence of several events, including if:

•	we issue shares of stock (with certain exceptions) for an effective price less than the conversion price of the Series A Preferred Stock or the warrants (each $1.11 as of December 10, 2004);

•	we fail to have sufficient shares of common stock reserved to satisfy conversions, exercises and other issuances;

•	we fail to honor requests for conversion, or notify any holder of Series A Preferred Stock of its intention not to honor requests for conversion;

•	we fail to issue shares upon exercise of the warrants; or

•	we fail to redeem any shares of Series A Preferred Stock when required.

We are also obligated to issue additional shares of common stock every six months to the holders of the Series A Preferred Stock as “premium payments.” As of December 10, 2004, these issuances totaled approximately 318 shares of common stock for every share of Series A Preferred Stock outstanding at the time the issuance is made. All of the previous share totals are based upon an assumed stock price of $2.20, which reflects the closing price of our common stock on the Nasdaq National Market on December 10, 2004, but the actual number of shares issued will be based upon our stock price from time to time as of the payment dates. If the 249 shares of the Series A Preferred Stock outstanding as of December 10, 2004 were to remain outstanding for five years, we will be required to issue as premium payments an additional 792,000 shares of common stock (again based on an assumed stock price of $2.20) to holders of the Series A Preferred Stock. We will not receive payment or other consideration for these issuances.

All of the foregoing issuances of our common stock would be substantially dilutive to the holders of outstanding shares of our common stock, especially where, as described above, the shares of common stock are issued without additional consideration. We cannot predict whether or how many additional shares of our common stock will become issuable due to these provisions.

Any dilution or potential dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Any downward pressure on the trading price of our common stock could encourage investors to engage in short sales, which could further contribute to a downward trend in the price of our common stock.

We may be obligated to redeem the Series A Preferred Stock.

Holders of Series A Preferred Stock have the right, under certain circumstances, to require us to redeem for cash all of the preferred stock that they own. The redemption price for the Series A Preferred Stock is the greater of (i) 115% of the original purchase price plus 115% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series A Preferred Stock are then convertible. As of December 10, 2004, there were 249 shares of Series A Preferred Stock outstanding, with an aggregate redemption price equal to approximately $3 million.

Shares of Series A Preferred Stock are redeemable by the holders of the respective series in any of the following situations:

•	if we fail to remove a restrictive legend on any certificate representing any common stock that was issued to any holder of such series upon conversion of their preferred stock or exercise of their warrants and that may be sold pursuant to an effective registration statement or an exemption from the registration requirements of the federal securities laws;

•	if we fail to have sufficient shares of common stock reserved to satisfy conversions of the series;

•	if we fail to honor requests for conversion, or if we notify any holder of such series of our intention not to honor future requests for conversion;

•	if we institute voluntary bankruptcy or similar proceedings;

•	if we make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of our property or business, or such a receiver or trustee shall otherwise be appointed;

•	if we sell all or substantially all of our assets;

•	if we merge, consolidate or engage in any other business combination (with some exceptions), provided that such transaction is required to be reported pursuant to Item 1 of Form 8-K;

•	if we commit a material breach under, or otherwise materially violate the terms of, the transaction documents entered into in connection with the issuance of such series;

•	if the registration statements covering shares of common stock underlying the Series A Preferred Stock and related warrants cannot be used by the respective selling security holders for the resale of all the underlying shares of common stock for an aggregate of more than 30 days;

•	if our common stock is not tradable on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap market for an aggregate of twenty trading days in any nine month period;

•	if 35% or more of our voting power is held by any one person, entity or group;

•	if we fails to pay any indebtedness in excess of $350,000 when due, or if there is any event of default under any agreement that is likely to have a material adverse effect on it; or

•	upon the institution of involuntary bankruptcy proceedings.

Upon the occurrence of any of the events described above, individual holders of the Series A Preferred Stock would have the option, while such event continues, to require us to purchase some or all of the then outstanding shares of Series A Preferred Stock held by such holder. If we receive any notice of redemption, we will be required to immediately (no later than one business day following such receipt) deliver a written notice to all holders of the same series of preferred stock stating the date when we received the redemption notice and the amount of preferred stock covered by the notice. Redemption of the Series A Preferred Stock in any event described above would require us to expend a significant amount of cash and could negatively impact our ability to operate our business or raise additional capital.

Our products may not achieve market acceptance, which could limit our future revenue.

Our ability to establish our testing products as the standard of care to guide and improve the treatment of viral diseases and cancer will depend on acceptance and use of these testing products by physicians and clinicians and pharmaceutical companies. Testing products for viral diseases are still relatively new, and testing products for the treatment of cancer have not yet been developed. We cannot predict the extent to which physicians and clinicians will accept and use these testing products. They may prefer competing technologies and products. The commercial success of these testing products will require demonstrations of their advantages and potential economic value in relation to the current standard of care, as well as to competing products. Market acceptance of our products will depend on:

•	our marketing efforts and continued ability to demonstrate the utility of PhenoSense in guiding anti-viral drug therapy, for example, through the results of retrospective and prospective clinical studies;

•	our ability to demonstrate the advantages and potential economic value of its PhenoSense testing products over current treatment methods and other resistance tests;

•	our ability to demonstrate to potential customers the benefits and cost effectiveness of its eTag System, relative to competing technologies and products;

•	the extent to which opinion leaders in the scientific and medical communities publish supportive scientific papers in reputable academic journals;

•	the extent and success of our efforts to market, sell and distribute its testing products;

•	the timing and willingness of potential collaborators to commercialize our PhenoSense products and eTag System and other future testing product candidates;

•	general and industry-specific economic conditions, which may affect our pharmaceutical customers’ research and development and clinical trial expenditures and the use of our PhenoSense products and eTag System. For example, in July 2004, we announced that a major pharmaceutical customer had postponed the start of a significant, late-stage clinical trial, which impacted our expectations regarding the fiscal period in which the associated testing revenue would be recognized, and that we had experienced slower than expected growth in patient testing in the first half of 2004;

•	changes in the cost, quality and availability of equipment, reagents and components required to manufacture or use our PhenoSense products and eTag System and other future testing product candidates; and

•	the development by the pharmaceutical industry of targeted medicines for specific patient populations, the success of these targeted medicines in clinical trials and the adoption of our technological approach in these development activities.

If the market does not accept our testing products, or our PhenoSense products and products based on the eTag System in particular, our ability to generate revenue will be limited.

Our revenues will be diminished if changes are made to the way that its products are reimbursed, or if government or third-party payors limit the amounts that they will reimburse for its current products, or do not authorize reimbursement for its planned products.

Government and third-party payors, including Medicare and Medicaid require that we identify the services we perform using industry standard codes known as the Current Procedural Terminology, or CPT, codes, which are developed by the American Medical Association, or AMA. Most payors maintain a list of standard reimbursement rates for each such code, and our ability to be reimbursed for our services is therefore effectively limited by our ability to describe the services accurately using the CPT codes. From time to time, the AMA changes its instructions about how our services should be coded using the CPT codes. If these changes leave us unable to accurately describe our services or we are not coordinated with payors such that corresponding changes are made to the payors’ reimbursement schedules, we may have to renegotiate our pricing and reimbursement rates, the changes may interrupt our ability to be reimbursed, and/or the overall reimbursement rates for its services may decrease dramatically. In addition, we may spend significant time and resources to minimize the impact of these changes on reimbursement.

Government and third-party payors are attempting to contain or reduce the costs of healthcare and are challenging the prices charged for medical products and services. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. This could in the future limit the price that we can charge for our products. This could hurt our ability to generate revenues. Significant uncertainty exists as to the reimbursement status of new medical products like the products we are currently developing and that we expect to develop, particularly if these products fail to show demonstrable value in clinical studies. If government and other third-party payors do not continue to provide adequate coverage and reimbursement for our testing products or do not authorize reimbursement for our planned products, our revenues will be reduced.

Billing complexities associated with health care payors may result in increased bad debt expense, which could impair our cash flow and limit our ability to reach profitability.

Billing for laboratory services is complex. Laboratories must bill various payors, such as Medicare, Medicaid, insurance companies, doctors, employer groups and patients, all of whom have different requirements. Billing difficulties often result in a delay in collecting, or ultimately an inability to collect, the related receivable. This impairs cash flow and ultimately reduces profitability if we are required to record bad debt expense for these receivables. We recorded bad debt expense of $0.2 million for the nine months ended September 30, 2004, and $0.1 million, $0.6 million and $0.6 million for the years ended 2003, 2002, and 2001, respectively. Most of the bad debt expense is the result of noncredit related issues, primarily missing or incorrect billing information on requisitions. We will perform the requested tests and reports test results regardless of incorrect or missing billing information. We will subsequently attempt to obtain any missing information and rectify incorrect billing information received from the healthcare provider. Missing or incorrect information on requisitions slows the billing process, creates backlogs of unbilled requisitions and generally increases the aging of accounts receivable. Among many other factors complicating billing are:

•	pricing differences between our fee schedules and those of the payors;

•	changes in or questions about how products are to be identified in the requisitions;

•	disputes between payors as to which party is responsible for payment;

•	disparity in coverage among various payors; and

•	difficulties of adherence to specific compliance requirements and procedures mandated by various payors.

Ultimately, if all issues are not resolved in a timely manner, the related receivables are charged to the allowance for doubtful accounts.

We may encounter problems or delays in processing tests, or in expanding our automated testing systems, which could impair our ability to grow our business, generate revenue and achieve and sustain profitability.

In order to meet future projected demand for our products and fully utilize our current clinical laboratory facilities, we may have to expand the volume of patient samples that we are able to process. We will also need to continue to develop its quality-control procedures and to establish more consistency with respect to test turnaround so that results are delivered in a timely manner. Thus, we will need to continue to develop and implement additional automated systems to perform its tests. We have installed several information systems over the past few years, including enterprise resource and laboratory information systems, to support the automated tests, analyze the data generated by our tests and report the results. If these systems do not work effectively as we scale up our processing of patient samples, we may experience processing or quality-control problems and may experience delays or failures in our operations. These problems, delays or failures could adversely impact the promptness and accuracy of our transaction processing, which could impair our ability to grow our business, generate revenue and achieve and sustain profitability. We have experienced periods during which processing of our test results was delayed and periods during which the proportion of samples for which results could not be generated were higher than expected. In the fourth quarter of 2003, we completed an automation project, the implementation of which resulted in a temporary backlog of approximately $0.5 million at December 31, 2003. These backlogged samples were completed and corresponding revenue recorded in the first quarter of 2004. In the third quarter of 2004 a higher than expected number of samples failed to generate results. While to date we have not experienced any adverse impact on its business as a result of these delays and failures, and are taking steps to minimize the likelihood of any recurrence of the delays, future delays and backlog may nevertheless occur, resulting in the loss of our customers and/or revenue.

We face intense competition, and if our competitors’ existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated.

The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market new testing products that are superior to, or are less expensive than, the testing products that we develop using our proprietary technology. The biotechnology industry evolves at a rapid pace and is highly competitive. Our major competitors for our HIV testing products include manufacturers and distributors of phenotypic drug resistance technology, such as Tibotec-Virco (division of Johnson & Johnson) and Specialty Laboratories. We also compete with makers of genotypic tests such as Applied Biosystems Group, Visible Genetics Inc. (division of Bayer Diagnostics) and laboratories performing genotypic testing as well as other genotypic testing referred to as virtual phenotyping.

We also compete with companies that are developing alternative technological approaches for patient testing in the cancer field. There are likely to be many competitive companies and many technological approaches in the emerging field of testing for likely responsiveness to the new class of targeted cancer therapies, including companies such as DakoCytomation A/S and Abbott Laboratories that currently commercialize testing products for guiding therapy of cancer patients. Established diagnostic product companies such as Abbott Laboratories, Roche Diagnostics and Bayer Diagnostics and established clinical laboratories such as Quest Diagnostics and LabCorp may also develop or commercialize services or products that are competitive with those that we anticipate developing and commercializing. In addition, there are a number of alternative technological approaches being developed by competitors and evaluated by pharmaceutical and biotechnology companies and being studied by the oncology community. In particular, while our anticipated oncology testing products will be based on the identification of protein-based differences among patients, there is significant interest in the oncology community in gene-based approaches that may be available from other companies, which may prove to be a superior technology to ours.

Each of these competitors is attempting to establish its test as the standard of care. Our competitors may successfully develop and market other testing products that are either superior to those that we may develop or that are marketed prior to marketing of our testing products. One or more of our competitors may render our technology obsolete or uneconomical by advances in existing technological approaches or the development of different approaches. Some of these competitors have substantially greater financial resources and research and development staffs than we do. In addition, some of these competitors have significantly greater experience in developing products, and in obtaining the necessary regulatory approvals of products and processing and marketing products.

We derive a significant portion of our revenues from a small number of customers and our revenues may decline significantly if any major customer cancels or delays a purchase of our products.

Our revenues to date and for the foreseeable future consist largely of sales of PhenoSense products. In 2003, we had no customers that represented more than 10% of its total revenue. However, in 2002, one customer, Quest Diagnostics Incorporated, represented 10% of our total revenue. In the nine months ended September 30, 2004, Quest Diagnostics represented approximately 11% of our revenue and it is likely that we will have significant customer concentration in the future. The loss of any major customer, a slowdown in the pace of increasing physician and physician group sales as a percentage of sales, or the delay of significant orders from any significant customer, even if only temporary, could have a significant negative impact on our revenues and our ability to fund operations from revenues, generate cash from operations or achieve profitability.

Various testing materials that we use are purchased from single qualified suppliers, which could result in our inability to secure sufficient materials to conduct our business.

We purchase some of the testing materials used in our laboratory operations from single qualified suppliers. Although these materials could be purchased from other suppliers, we would need to qualify the suppliers prior to using their materials in our commercial operations. Although we believes it we have ample inventory to allow validation of another source, in the event of a material interruption of these supplies, the quantity of our inventory may not be adequate.

Any extended interruption, delay or decreased availability of the supply of these testing materials could prevent us from running our business as contemplated and result in failure to meet our customers’ demands. If significant customer relationships were harmed by our failure to meet customer demands, our revenues may decrease. We might also face significant additional expenses if we are forced to find alternate sources of supplies, or change materials we use. Such expenses could make it more difficult for us to attain profitability, offer our products at competitive prices and continue our business as currently contemplated or at all.

We are dependent on licenses for technology we uses in our resistance testing, and our business would suffer if these licenses were terminated.

We license technology from Roche that we use in our PhenoSense and GeneSeq tests. We hold a non-exclusive license for the life of the patent term of the last licensed Roche patent. Currently, the last Roche patent expires in 2005. However, if additional patents are identified that would be necessary or useful for our operations, such patents could be added to the license at our option, which may extend the term of the license. We believe that many of our competitors, including Tibotec-Virco (division of Johnson & Johnson) and other resistance testing companies, also license this technology on non-exclusive terms. Roche has the right to terminate this license if we fail to pay royalties, make a semi-annual royalty report or participate in proficiency testing. We believe we are in compliance with these requirements. The license allows us to use technology covered by the licensed Roche patents within a broad field that includes all of our currently planned products. If we were to expand our product line beyond the licensed field, however, we would need to negotiate an expansion of the license. In addition, we also license technology from other third parties. If these licenses were to be terminated, we would likely have to change a portion of our testing methodology, which would halt our testing, at least temporarily, and cause us to incur substantial additional expenses.

The intellectual property protection for our technology and trade secrets may not be adequate, allowing third parties to use our technology or similar technologies, and thus reducing our ability to compete in the market.

The strength of our intellectual property protection is uncertain. In particular, we cannot be sure that:

•	we were the first to invent the technologies covered by its patent or pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of its technologies;

•	any of our pending patent applications will result in issued patents; or

•	any patents issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties.

We currently have 25 issued patents and 118 pending applications for additional patents, including international counterparts to its U.S. patents. In addition, in connection with our merger with ACLARA we acquired 75 pending and issued U.S. patents related to the

eTag technology and 71 pending and issued U.S. patents related to microfluidic and nanofluidic technologies, as well as a large number of international patent applications and patents. We have licensed seven patents under the Roche license discussed above. These patents cover a broad range of technology applicable across our entire current and planned product line.

Other companies may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our current and planned products. Patent law relating to the scope of claims in the technology fields in which we operate, including biotechnology and information technology, is still evolving and, consequently, patent positions in their industry are generally uncertain. We will not be able to assure you that we will prevail in any lawsuits regarding the enforcement of patent rights or that, if successful, we will be awarded commercially valuable remedies. In addition, it is possible that we will not have the required resources to pursue offensive litigation or to otherwise protect its patent rights.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality agreements with our employees, consultants and their collaborative partners upon commencement of a relationship with them. However, we cannot assure you that these agreements will provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information or that adequate remedies would exist if unauthorized use or disclosure were to occur. The unintended disclosure of our trade secrets and other proprietary information would impair its competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Further, we cannot assure you that others have not or will not independently develop substantially equivalent know-how and technology.

In addition, there is a risk that some of our confidential information could be compromised during the discovery process of any litigation. During the course of any lawsuit, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our common stock.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful defending any such litigation or cannot obtain necessary licenses, we may have to pay substantial damages and/or be prohibited from selling our products.

Our commercial success depends upon our ability to develop, manufacture, market and sell our products and use our proprietary technologies without infringing the proprietary rights of others. Companies in our industry typically receive a higher than average number of claims and threatened claims of infringement of intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we are selling and/or developing or expects to sell and/or develop products. We may be exposed to future litigation by third parties based on claims that its products, technologies or activities infringe the intellectual property rights of others. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our products or technologies may infringe. There also may be existing patents, of which we are not aware, that our products or technologies may inadvertently infringe. Further, there may be issued patents and pending patent applications in fields relevant to our business, of which we may become aware from time to time, that we believe we do not infringe or that we believe are invalid or relate to immaterial portions of our overall business. We will not be able to assure you that third parties holding any of these patents or patent applications will not assert infringement claims against us for damages or seeking to enjoin our activities. We will also not be able to assure you that, in the event of litigation, we will be able to successfully assert any belief we may have as to non-infringement, invalidity or immateriality, or that any infringement claims will be resolved in our favor. Third parties have from time to time threatened to assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights or informed us that they believe we required one or more licenses in order to perform certain of our tests. For instance, we have recently been informed by Bayer Diagnostics, or Bayer, that it believes we require one or more licenses to patents controlled by Bayer in order to conduct certain of our current and planned operations and activities. We, in turn, believe that Bayer may require one or more licenses to patents controlled by us. Although we believe we do not need a license from Bayer, we are in discussions with Bayer concerning the possibility of entering into a cross-licensing arrangement, and believe that if necessary, licenses from Bayer would be available to us on commercial terms. However, in the future, we may have to pay substantial damages, possibly including treble damages, for infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit will take significant time, and may be expensive and divert management attention from other business concerns.

If we do not successfully introduce new products using our technology, we may not sustain long-term revenue growth.

We may not be able to develop and market new resistance testing products for HIV and other serious diseases, including hepatitis and cancer, or additional assay products. Demand for these products will depend in part on the development by others of additional anti-viral and cancer treatment drugs. Physicians will likely use our tests to determine which drug is best for a particular patient only if there are multiple drug treatment options. Several anti-viral and cancer treatment drugs currently are in development but we will not be able to assure you that they will be approved for marketing, or if these drugs are approved that there will be a need for our current or planned testing products. If we are unable to develop and market test products for other viral diseases or for cancer, or if an insufficient number of anti-viral and cancer treatment drugs are approved for marketing, we may not sustain long-term revenue growth.

Our business operations and the operation of our clinical laboratory facility are subject to stringent regulations and if we are unable to comply with them, we may be prohibited from accepting patient samples or may incur additional expense to attain and maintain compliance, which would have an adverse impact on our revenue and profitability.

The operation of our clinical laboratory facilities is subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988. Laboratories must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratories are also subject to regulation by the State of California and various other states. We have received accreditation by the College of American Pathologists and therefore are subject to their requirements and evaluation. Our failure to comply with applicable requirements could result in various penalties, including loss of certification or accreditation, and we may be prevented from conducting our business as proposed or as we may wish to in the future.

The FDA may impose medical device regulatory requirements on our tests, including possibly premarket approval requirements, which could be expensive and time-consuming and could prevent us from marketing these tests.

In the past, the FDA has not required that genotypic or phenotypic testing conducted at a clinical laboratory be subject to premarketing clearance or approval, although the FDA has stated that it believes its jurisdiction extends to tests generated in a clinical laboratory. We received a letter from the FDA in September 2001 that asserted such jurisdiction over in-house tests like ours, but which also stated the FDA was not currently requiring premarket approval for HIV monitoring tests such as ours provided that the promotional claims for such tests are limited to its analytical capabilities and do not mention the benefit of making treatment decisions on the basis of test results. The FDA letter to us also asserted that our GeneSeq™ test had been misbranded due to the use of purchased analyte specific reagents (ASRs), if test reports do not include a statement disclosing that the test has not been cleared or approved by the FDA. Since 2002, we have utilized in-house prepared ASRs in its products. The FDA has indicated in discussions that the focus of the letter was our genotypic tests and not our phenotypic tests, but there is no certainty its focus will remain narrow.

We have had several discussions with the FDA related to its positions set forth in the letter. We do not at this point believe the FDA will require it to take steps that materially affect its business or financial performance, but cannot guarantee this will remain the case.

We cannot be sure that the FDA will accept the steps we take, or that the FDA will not require us to alter our promotional claims or undertake the expensive and time-consuming process of seeking premarket approval with clinical data demonstrating the sensitivity and specificity of its tests. If premarket approval is required, we cannot be sure that we will be able to obtain it in a timely fashion or at all; and in such event the FDA would have authority to require it to cease marketing tests until such approval is granted.

In general, we cannot predict the extent of future FDA regulation of our business. We might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations. If we fail to comply with existing or additional FDA regulations, it could cause us to incur civil or criminal fines and penalties, increase our expenses, prevent us from increasing revenues, or hinder our ability to conduct our business.

If we do not comply with laws and regulations governing the confidentiality of medical information, we may lose the state licensure we need to operate our business, and may be subject to civil, criminal or other penalties. Compliance with such laws and regulations could be expensive.

The Department of Human Health and Services, or HHS, has issued final regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, designed to improve the efficiency and effectiveness of the health care system by facilitating the electronic exchange of information in certain financial and administrative transactions, while protecting the privacy and security of the information exchanged. Three principal regulations have been issued:

•	privacy regulations;

•	security regulations; and

•	standards for electronic transactions, or transaction standards.

We have implemented the HIPAA privacy regulations. In addition, we implemented measures we believe will reasonably and appropriately meet the specifications of the security regulations and the transaction standards.

These standards are complex, and subject to differences in interpretation. We will not be able to guarantee that our compliance measures will meet the specifications for any of these regulations. In addition, certain types of information, including demographic information not usually provided to us by physicians, could be required by certain payors. As a result of inconsistent application of requirements by payors, or our inability to obtain billing information, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and net revenues. We cannot estimate the potential impact of payors implementing (or failing to implement) the HIPAA transaction standards on its cash flows and results of operations.

In addition to the HIPAA provisions described above, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information without patient consent. Penalties for violation of these laws include sanctions against a laboratory’s state licensure, as well as civil and/or criminal penalties. Compliance with such rules could require us to spend substantial sums, which could negatively impact its profitability.

While we believe that we currently have adequate internal controls over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate those internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our fiscal year ending December 31, 2004, requires our management to report on the effectiveness of our internal control structure and procedures for financial reporting. Furthermore, our independent registered public accounting firm will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004. This legislation is relatively new and we do not have significant experience in complying with its requirements.

We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements, but have not yet completed all necessary work. Portions of our internal controls and procedures have not yet been tested. While we are expending significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that we will not timely comply with all of the requirements imposed by Section 404. In addition, the integration of ACLARA’s operations with ours will necessitate additional evaluation and testing of the effectiveness of internal controls. We may not be able to timely accomplish this additional evaluation and testing following the December 10, 2004 closing of our merger with ACLARA. If we were unable to timely complete this necessary additional evaluation and testing, we would not be able to comply with all of the requirements imposed by Section 404.

We expect to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our management or independent registered public accounting firm determine that our internal controls over financial reporting are not effective as defined under Section 404, or we or our independent registered public accounting firm fail to timely complete our assessment, investor perceptions of us may be adversely affected due to a loss of confidence in the reliability of our financial statements, and the market price of our stock could decline.

We may be unable to build brand loyalty because its trademarks and trade names may not be protected.

Our registered or unregistered trademarks or trade names such as the name PhenoSense™, PhenoSense GT™, PhenoScreen™, GeneSeq, and eTag may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short-term and long-term marketing strategies especially as we commercializes future enhancements to our products.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us, which would increase our expenses.

Clinicians, patients and others may at times seek damages from us if drugs are incorrectly prescribed for a patient based on testing errors or similar claims. Although we have obtained product liability insurance coverage of up to $6 million, and expect to continue to maintain product liability insurance coverage, we will not be able to guarantee that insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. We may not be able to maintain our current coverage, or obtain new insurance coverage for our planned future testing services and products, such as planned testing service and kits for use in connection with the treatment of cancer patients, on acceptable terms with adequate coverage, or at reasonable costs. We may incur significant legal defense expenses in connection with a liability claim, even one without merit or for which we have coverage.

We may have difficulty managing our growth and attracting and retaining skilled personnel, which could hinder our commercial efforts and impair our ability to compete.

If our management is unable to manage our growth effectively, it is possible that our systems and facilities may become inadequate. Our success also depends on our continued ability to attract and retain highly qualified management and scientific personnel. If we cannot successfully attract and retain qualified personnel, our research and development efforts could be hindered and our ability to run our business effectively and compete with others in its industry will be harmed. With the exception of William Young, our CEO, we do not have employment agreements with any of our employees, and do not maintain “key man” insurance for any employee. If any of our key employees were to leave, we may incur significant costs searching for a replacement. In addition, we have entered into severance agreements with our officers that would, in some instances, require us to pay severance to such officers upon the termination of their employment.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and proposed changes in accounting for equity compensation could adversely affect earnings.

We have historically used stock options and other forms of equity-related incentives as a key component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of long-term vesting, encourage employees to remain with us. The Financial Accounting Standards Board has announced changes to the U.S. generally accepted accounting principles that will require us to record a charge to earnings for employee stock option grants and other option plans as of the first interim period that begins after June 15, 2005. Moreover, applicable stock exchange listing standards related to obtaining stockholder approval of equity compensation plans could make it more difficult or expensive for us to grant options to employees in the future, which may result in changes in our equity compensation strategy. These and other developments in the provision of equity compensation to employees could make it more difficult to attract, retain and motivate employees, and such a change in accounting rules may adversely impact our future financial condition and operating results.

We may be subject to litigation, which would be time consuming and divert our resources and the attention of our management.

In November 2002, we implemented a business restructuring plan. With the exception of one former employee, all of the employees terminated in connection with the business restructuring signed a release of claims. We have received correspondence from the one former employee that did not sign a release threatening to bring claims against us that stem from that termination. As part of our merger with ACLARA, ACLARA terminated approximately 20 of its 55 employees. Some of these employees did not sign a release and it is not possible to predict whether any of these employees will assert a claim against us. We do not have employee practices liability insurance to cover any potential claims by employees terminated in the reduction of force or other employment-related claims. Even if we are eventually successful in the defense of such claims, the time and money spent may prevent it from operating its business effectively or profitably or may distract its management.

ACLARA, with which we merged, and certain of its former officers and directors, referred to together as the ACLARA defendants, are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which was filed on November 13, 2001 and is now captioned ACLARA BioSciences, Inc. Initial Public Offering Securities Litigation, also names several of the underwriters involved in ACLARA’s initial public offering, or IPO, as defendants. This class action is brought on behalf of a purported class of purchasers of ACLARA common stock from the time of ACLARA’s March 20, 2000 IPO through December 6, 2000. The central allegation in this action is that the underwriters in the ACLARA IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased ACLARA stock in the IPO and the after-market. The complaint also alleges that the ACLARA defendants violated the federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers who went public between 1998 and 2000 have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers (including ACLARA defendants) was filed by the entire group of issuer defendants in these similar actions. On February 19, 2003, the Court in this action issued its decision on the defendants’ omnibus motion to dismiss. This decision dismissed the Section 10(b) claim as to ACLARA but denied the motion to dismiss Section 11 claim as to ACLARA and virtually all of the other defendants. On June 26, 2003, the plaintiffs in the consolidated class action lawsuits announced a proposed settlement with ACLARA and the other issuer defendants. The proposed settlement, which has been approved by ACLARA’s board of directors, provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to ACLARA’s insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. We believe that ACLARA had sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part. If a final settlement is not reached or is not approved by the court, we believe that ACLARA has meritorious defenses and intend, in that event, to vigorously defend against the suit. As a result of this belief, no liability for this suit has been recorded in the financial statements that are incorporated by reference. However, we could be forced to incur significant expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

Our operating results may fluctuate from quarter to quarter, making it likely that, in some future quarter or quarters, we will fail to meet estimates of operating results or financial performance, causing our stock price to fall.

If revenue declines in a quarter, our losses will likely increase or our earnings will likely decline because many of our expenses are relatively fixed. Though our revenues may fluctuate significantly as we continue to build the market for our products, expenses such as research and development, sales and marketing and general and administrative are not affected directly by variations in revenue. In addition, the cost of our product revenue could also fluctuate significantly due to variations in the demand for our products and the relatively fixed costs to produce them. We will not be able to accurately predict how volatile our future operating results will be because our past and present operating results, which reflect moderate sales activity, are not indicative of what we might expect in the future. As a result it will be very difficult for us to forecast its revenues accurately and it is likely that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results will be difficult to predict, period-to-period comparisons of our results of operations may not be a good indication of our future performance.

In the event that we need to raise additional capital, our stockholders could experience substantial additional dilution. If such financing is not available on commercially reasonable terms, we may have to significantly curtail our operations or sell significant assets and may be unable to continue as a going concern.

We anticipate that our capital resources, together with funds from the sale of our products, contract revenue and borrowing under equipment financing arrangements, will enable it to maintain our current research and development, marketing, production and general administrative activities related to HIV drug resistance in the United States, together with the planned integration of ACLARA’s business and its eTag technology into our operations, through at least December 31, 2005. The integration of ACLARA’s eTag technology into our operations is expected to include the development of a testing service and possibly test kits for use in connection with the treatment of cancer patients. However, we may need additional funding sooner than December 31, 2005. To the extent operating and capital resources are insufficient to meet our obligations, including lease payments and future requirements, we will have to raise additional funds to continue the development, commercialization and expansion of our technologies, including the eTag technology and products based on that technology. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. However, we cannot guarantee that additional financing, in any form, will be available at all, or on terms acceptable to us. If we sell equity or convertible debt securities to raise additional funds, our existing stockholders may incur substantial dilution and any shares so issued will likely have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common and preferred stock. In the event financing is not available in the time frame required, we could be forced to reduce our operating expenses, curtail sales and marketing activities, reschedule research and development projects or delay, scale back or eliminate some or all of our activities. Further, we might be required to sell certain of our assets or obtain funds through arrangements with third parties that require us to relinquish rights to certain of our technologies or products that we would seek to develop or commercialize on our own. These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could make it difficult or impossible to implement our long-term business plans or could affect our ability to continue as a going concern.

If a natural disaster strikes our clinical laboratory facilities and we are unable to receive and or process our customers’ samples for a substantial amount of time, we would lose revenue.

We rely on a single clinical laboratory facility to process patient samples for our tests, which are received via delivery service or mail, and have no alternative facilities. We will also use this facility for conducting other tests we develop, and even if we move into different or additional facilities they will likely be in close proximity to our current clinical laboratory. Our clinical laboratories and some pieces of processing equipment are difficult to replace and could require substantial replacement lead-time. Our facilities may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance because our facilities are located in the San Francisco Bay Area, an earthquake-prone area, and we do not have insurance against earthquake loss. Our insurance coverage, if any, may not be adequate to cover total losses incurred in a natural disaster. However, even if covered by insurance, in the event our clinical laboratory facilities or equipment is affected by natural disasters, we would be unable to process patient samples and meet customer demands or sales projections. If our patient sample processing operations were curtailed or ceased, we would not be able to perform tests, which would reduce our revenues, and may cause us to lose the trust of its customers or market share.

We use hazardous chemicals and biological materials in our business, and any claims relating to any alleged improper handling, storage, use or disposal of these materials could adversely harm its business.

Our research and development and manufacturing processes involve the use of hazardous materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We will not be able to eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We do not maintain insurance coverage for damage caused by accidental release of hazardous chemicals, or exposure of individuals to hazardous chemicals off of our premises. We could be subject to damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use, or the use by third parties, of these materials, and our liability under a claim of this nature may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts.

Concentration of ownership among some of our stockholders may prevent other stockholders from influencing significant corporate decisions.

After our merger with ACLARA, approximately 32 percent of our common stock will be beneficially held by a small number of stockholders including ours and ACLARA’s directors and former directors, entities affiliated with these directors and former directors, ours and ACLARA’s current and former executive officers, and greater than 5 percent stockholders. The most significant of these stockholders in terms of beneficial ownership are Perry Corp., Tang Capital Partners, L.P., BB Biotech AG, Zesiger Capital Group LLC, Kevin Tang, Sharat Singh and William Young. In addition, our Series A Preferred Stock is held by a small number of stockholders, some of whom also own shares of our common stock and could acquire significant additional shares of our common stock by converting shares of preferred stock. Consequently, a small number of our stockholders may be able to substantially influence our management and affairs. If acting together, they would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of its assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change in control of ViroLogic at a premium price if these stockholders oppose it. There are also certain approval rights of the Series A Preferred Stock, and the few holders of those shares could prevent certain important corporate actions by not approving those actions.

Our stock price may be volatile, and our common stock could decline in value.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Our stock price has fluctuated widely during the last two years from a low of $0.72 per share in September 2002 to a high of $4.40 per share in January 2004. The following factors, in addition to other risk factors described in this section, may have a significant negative impact on the market price of our common stock:

•	period-to-period fluctuations in financial results;

•	financing activities;

•	litigation;

•	delays in product introduction, launches or enhancements;

•	announcements of technological innovations or new commercial products by our competitors;

•	results from clinical studies;

•	developments concerning proprietary rights, including patents;

•	publicity regarding actual or potential medical results relating to products under development by our competitors or our own products or products under development;

•	regulatory developments in the United States and foreign countries;

•	changes in payor reimbursement policies; and

•	economic and other external factors or other disaster or crisis.

A low or volatile stock price may negatively impact our ability to raise capital and to attract and maintain key employees.

We may be required to obtain the consent of the holders of our preferred stock before taking corporate actions, which could harm our business.

Our charter documents require us to obtain the consent of the holders of the Series A Preferred Stock before we may issue securities that have senior or equal rights to the Series A Preferred Stock, incur unsecured indebtedness for borrowed money, or take other actions with respect to the respective series or other securities. We will also be required to obtain the consent of the holders of the Series A Preferred Stock before it amends or modifies its certificate of incorporation or bylaws to change any of the rights of such series. To obtain these consents, we would need to get consent from holders of a majority of the outstanding shares of the Series A Preferred Stock.

These obligations, and our complicated capitalization structure in general, might frustrate attempts to remove our board or management by making it difficult to find suitable replacements willing to spend substantial amounts of time and efforts on company matters. Moreover, these obligations may deter a potential acquirer from completing a transaction with us. They may also prevent us from taking corporate actions that would be beneficial to us and our stockholders, such as raising capital. Even if we are not prevented from taking such actions, they might be more expensive to us.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants and upon the conversion of the Series A Preferred Stock, the market price of our common stock may fall. These sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that it deems appropriate. Sales of a substantial number of shares could occur at any time. This may decrease the price of the our common stock and may impair our ability to raise capital in the future.

Provisions of our charter documents and Delaware law may make it difficult for its stockholders to replace our management and may inhibit a takeover, either of which could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our certificate of incorporation and bylaws may make it difficult for our stockholders to replace or remove our management, and may delay or prevent an acquisition or merger in which we are not the surviving company. In particular:

•	Our board of directors is classified into three classes, with only one of the three classes elected each year, so that it would take at least two years to replace a majority of its directors;

•	Our bylaws contain advance notice provisions that limit the business that may be brought at an annual meeting and place procedural restrictions on the ability to nominate directors; and

•	Our common stockholders are not permitted to call special meetings or act by written consent.

The holders of Series A Preferred Stock also have voting rights relating to many types of transactions, such as the creation or issuance of senior or pari passu equity or debt securities and the payment of dividends or distributions, and are subject to redemption at the option of the holder upon certain mergers, consolidations or other business combinations. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage changes of its management and acquisitions or other changes in its control and otherwise limit the price that investors might be willing to pay in the future for its common stock.

We could adopt a stockholder rights plan, commonly referred to as a “poison pill,” at any time without seeking the approval of our stockholders. Stockholder rights plans can act through a variety of mechanisms, but typically would allow our board of directors to declare a dividend distribution of preferred share purchase rights on outstanding shares of our common stock. Each such share purchase right would entitle our stockholders to buy a newly created series of preferred stock in the event that the purchase rights become exercisable. The rights would typically become exercisable if a person or group acquires over a predetermined portion of our common stock or announces a tender offer for more than a predetermined portion of our common stock. Under such a stockholder rights plan, if we were acquired in a merger or other business combination transaction which had not been approved by our board of directors, each right would entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s common shares at a price that is preferential to the holder of the right. If adopted by the our board of directors, a stockholder rights plan may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of ViroLogic.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for fiscal year ended December 31, 2003 in Item 1 under “Risk Factors Related to Our Business” as well as in Item 7A “Qualitative and Quantitative Disclosures about Market Risk”, our Quarterly Report on Form 10-Q for the period ended September 30, 2004 in Item 2 under “Risk Factors Related to Our Business” as well as in Item 3 “Qualitative and Quantitative Disclosures about Market Risk” and the risks detailed from time to time in our future SEC reports. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

SELLING SECURITY HOLDERS

The shares of our common stock and our CVRs offered under this prospectus by the selling security holders were issued in connection with our merger with ACLARA. We entered into a registration rights agreement with the selling security holders pursuant to which we agreed to prepare and file with the SEC a registration statements covering the resale of the shares of our common stock and CVRs issuable to the selling security holders in the merger with ACLARA.

The following table presents information regarding the selling security holders and the shares and CVRs that they may offer and sell from time to time under this prospectus.

This table is prepared based on information supplied to us by the listed selling security holders, and reflects holdings as of December 15, 2004. The term “selling security holders” includes the security holders listed below and their transferees, pledgees, donees or other successors. The table assumes that the selling security holders sell all of the securities offered under this prospectus. However, because the selling security holders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of securities that will be sold by the selling security holders or that will be held by the selling security holders after completion of the sales. Information concerning the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

The applicable percentages of ownership of shares of common stock shown in the table below are based on an aggregate of 115,947,568 shares of our common stock outstanding on December 15, 2004 and an aggregate of 62 million CVRs outstanding on December 15, 2004. This number does not include 2,243,243 shares of common stock issuable upon conversion of outstanding Series A Preferred Stock. The number of securities shown in the table as beneficially owned is determined under rules promulgated by the SEC.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares of Common Stock Shares Beneficially Owned After Offering
Security Holders	Number	Percent		Number	Percent
Perry Partners LP (1)	4,509,328	3.89%	1,897,156	2,612,172	2.25%
Perry Partners Int’l., Inc. (1)	13,593,455	11.72%	5,728,032	7,865,423	6.78%
Auda Classic PLC (1)	198,369	*	70,900	127,469	*
Tang Capital Partners, L.P. (2)	7,865,826	6.78%	5,990,970	1,874,856	1.62%
Kevin C. Tang (3)	7,915,126	6.82%	8,500	1,915,656	1.65%

	Contingent Value Rights (CVRs) Beneficially Owned Prior to Offering		Number of CVRs Being Offered	Contingent Value Rights Beneficially Owned After Offering
Security Holders	Number	Percent		Number	Percent
Perry Partners LP (1)	1,767,431	2.85%	1,767,431	0	*
Perry Partners Int’l, Inc. (1)	5,361,582	8.65%	5,361,582	0	*
Auda Classic PLC (1)	67,075	*	67,075	0	*
Tang Capital Partners, L.P. (2)	5,990,970	9.66%	5,990,970	0	*
Kevin C. Tang (3)	6,040,270	9.74%	8,500	40,800	*

*	Represents beneficial ownership of less than 1%.
(1)	Perry Corp. acts as general partner and/or investment manager for each of Perry Partners, L.P., Perry Partners International, Inc. and Auda Classics PLC. Perry Corp. is a private investment firm and Richard C. Perry is the President and sole stockholder of Perry Corp. Richard Perry disclaims any beneficial ownership interest of the shares of common stock held by any funds for which Perry Corp. acts as the general partner and/or investment advisor, except for that portion of such shares that relates to his economic interest in such shares. The business address for Perry Corp. is 599 Lexington Avenue, New York, NY 10022.
(2)	The shares and CVRs may be deemed to be beneficially owned by Tang Capital Management, LLC (the “LLC”), the General Partner of Tang Capital Partners, L.P., and by Kevin C. Tang, the sole manager of the LLC. Each of the LLC and Mr. Tang disclaims beneficial ownership of the shares and the CVRs held by Tang Capital Partners, L.P., except to the extent of its/his pecuniary interest therein.
(3)	Total number of shares and CVRs beneficially owned includes 40,800 shares of common stock and 40,800 CVRs issuable upon exercise of an option held by Mr. Tang and 8,500 shares of common stock and 8,500 CVRs held by Mr. Tang as custodian for his son, Justin Lee Tang, under California Transfers to Minors Act, over which Mr. Tang holds voting and investment power. Mr. Tang disclaims beneficial ownership of the 5,990,970 shares of common stock and 5,990,970 CVRs held by Tang Capital Partners, LP and offered hereby, except to the extent of his pecuniary interest therein.

PLAN OF DISTRIBUTION

The selling security holders (the “Selling Security Holders”) of the Common Stock and Contingent Value Rights (the “Securities”) of ViroLogic, Inc. (the “Company”) and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its Securities on any stock exchange, market or trading facility on which the Securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Security Holders may use any one or more of the following methods when selling Securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with a Selling Security Holder to sell a specified number of Securities at a stipulated price per security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Security Holders may also sell Securities under Rule 144 or Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by a Selling Security Holder or Selling Security Holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Security Holder (or, if any broker-dealer acts as agent for the purchaser of Securities, from the purchaser) in amounts to be negotiated. The Selling Security Holder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our Securities or interests therein, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Securities in the course of hedging the positions they assume. The Selling Security Holders may also sell our Securities short and deliver these securities to close out their short positions, or loan or pledge the Securities to broker-dealers that in turn may sell these Securities. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Securities offered by this prospectus, which Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Security Holders and any broker-dealers or agents that are involved in selling the Securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Security Holders has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Securities. The Company has agreed to indemnify the Selling Security Holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the security holders. All proceeds from the sale of the shares will be for the accounts of the security holders.

DESCRIPTION OF CONTINGENT VALUE RIGHTS

Each whole contingent value right, or CVR, represents the right, as of June 10, 2006, to receive, an amount, if any, up to a maximum of $0.88, by which the current market value of ViroLogic common stock is less than $2.90 per share. The current market value will be based upon a formula averaging trading prices during the 15 consecutive trading day period immediately preceding and ending on June 10, 2006. If ViroLogic is required to make any payment to the holders of CVRs, the first $0.50 per CVR of any such payment must be made in cash. The balance of any such payment, up to $0.38 per CVR, may, at the election of ViroLogic, be made in cash, shares of ViroLogic common stock or a combination of the two. If ViroLogic elects to make any portion of a payment to holders of CVRs through the issuance of shares of ViroLogic common stock then, as a condition precedent, such shares must, among other things, be issued either in a transaction that is exempt from registration under the Securities Act through satisfaction of the requirements of Section 3(a)(9) of the Securities Act, or pursuant to an effective registration statement under the Securities Act. If these conditions precedent cannot be satisfied then ViroLogic must make the entire amount of any payment due under the CVRs in cash. The contingent value rights have been issued under a Contingent Value Rights Agreement by and between ViroLogic and U.S. Bank National Association, as trustee. We refer to contingent value rights as “CVRs” and the Contingent Value Rights Agreement as the “CVR Agreement.” Because this section is a summary, it does not describe every aspect of the material terms of the CVRs or the CVR Agreement. We encourage you to carefully read this section and the CVR Agreement for a more complete understanding of their terms.

Payment in Cash or Cash and Common Stock; No Interest

Payment of any amounts on the CVRs, if any, will be made in cash or cash and shares of ViroLogic common stock, after the maturity date, as further described below. Such payments will be made only upon presentation by the CVR holder of the CVR at the office or agency of or maintained by ViroLogic for that purpose. To receive a payment, each CVR holder must furnish to ViroLogic such forms, certificates or other information as ViroLogic may request to establish the legal entitlement of such holder to an exemption from withholding taxes. If ViroLogic does not receive such forms, certificates or other information, then all payments and disbursements made by ViroLogic pursuant to the CVR Agreement or related to the CVRs will be reduced by and subject to withholding taxes. ViroLogic will have no obligation to reimburse, equalize or compensate the CVR holder or any other person for such taxes.

Other than in the case of interest on the default amount payable to a CVR holder, no interest will accrue on any amounts payable to the CVR holders.

Under the CVR Agreement, “default amount” means the amount, if any, by which the discounted target price exceeds $2.02.

For purposes of determining the default amount and for purposes of determining payments upon the occurrence of a disposition as described under the section entitled “Payment Upon the Occurrence of a Disposition” below, the “discounted target price” means, if a disposition or an event of default has occurred prior to the maturity date (the date that is the first day after expiration of one year from the effective time of the merger), $2.90 discounted from the maturity date back to the disposition payment date or the default payment date, as the case may be, at a per annum rate of 8%. If the disposition payment date or default payment date has occurred on or after the maturity date, the “discounted target price” means $2.90. This amount is subject to further anti-dilution and disposition adjustments, described in more detail under the section entitled “Anti-Dilution; Disposition Adjustments” below. The default payment date is the date on which the CVRs are declared due and payable following an event of default.

Payment at Maturity Date

The CVRs will mature on June 10, 2006 (the maturity date). On the third business day following the maturity date, ViroLogic will pay each CVR holder an amount, if any, as determined by ViroLogic, by which $2.90 (the target price) exceeds the greater of (i) the average of the current market values of ViroLogic common stock for each trading day during the 15 consecutive trading day period immediately preceding and including the maturity date and (ii) $2.02 (the minimum price). The first $0.50 per CVR of such payment, if any, must be made in cash. Should the payment exceed $0.50 per CVR, the balance of any such payment, up to $0.38 per CVR, may, at the election of ViroLogic, be made in cash, shares of ViroLogic common stock or a combination of the two. If part of the payment is made in shares of ViroLogic common stock, the number of shares comprising such payment will be determined by reference to the average of the current market values of ViroLogic common stock for each trading day during the 15 consecutive trading day period immediately preceding and including the maturity date. As a condition precedent to the issuance of shares of ViroLogic common stock as a portion of a CVR payment, such shares must, among other things, be issued either in a transaction that is exempt from registration under the Securities Act through the satisfaction of the requirements of Section 3(a)(9) of the Securities

Act, or pursuant to an effective registration statement under the Securities Act. If these conditions precedent cannot be satisfied then ViroLogic must make the entire amount of any payment due under the CVRs in cash. The $2.90 and $2.02 target and minimum price thresholds are subject to certain anti-dilution and disposition adjustments, described in more detail under the section entitled “Anti-Dilution; Disposition Adjustments” below.

The following table illustrates potential payments to CVR holders with respect to the CVRs following the maturity date:

Average Current Market Values of ViroLogic Common Stock (1)	Payment Per CVR (2)	Equivalent Payment per One ACLARA Share of Common Stock	If you own 1000 shares of ACLARA common stock and receive 1700 CVRs in the merger, your CVR payments would equal:
$3.50	$0.00	$0.00	$0.00
$2.90	$0.00	$0.00	$0.00
$2.75	$0.15	$0.255	$255.00
$2.50	$0.40	$0.68	$680.00
$2.40	$0.50	$0.85	$850.00
$2.25	$0.65	$1.105	$1,105.00
$2.02	$0.88	$1.496	$1,496.00
$2.00	$0.88	$1.496	$1,496.00
$1.00	$0.88	$1.496	$1,496.00

(1)	Average based on a 15 day trading period before and including June 10, 2006
(2)	Payments in excess of $0.50 may be made in cash and, in certain instances, shares of ViroLogic common stock.

All payment determinations by ViroLogic shall be final and binding on ViroLogic and the CVR holders, absent manifest error.

Payment Upon the Occurrence of a Disposition

Following the consummation of a disposition of ViroLogic (of the type described below), ViroLogic will give notice and pay to CVR holders a cash payment for each CVR, if any, as determined by ViroLogic, by which the discounted target price exceeds the greater of:

•	the sum of (i) the cash amount received for each share of ViroLogic common stock by the CVR holder as a result of the disposition, plus (ii) the average of the current market values for each trading day in the 15 consecutive trading day period immediately preceding the date on which the disposition was consummated of the publicly traded stock consideration, if any, received for each share of ViroLogic common stock by the CVR holder as a result of such disposition, plus (iii) the fair market value, as determined by an independent financial expert, of any other non-cash consideration, if any, received for each share of ViroLogic common stock by the CVR holder as a result of such disposition, in each case, assuming that such CVR holder did not exercise any right of appraisal granted under law with respect to such disposition; and

•	the minimum price of $2.02 (subject to anti-dilution and disposition adjustments, described in more detail under the section entitled “Anti-Dilution; Disposition Adjustments” below).

Payments for CVRs with respect to dispositions will be made only if the disposition is consummated prior to the maturity date. The disposition payment date will be the date established by ViroLogic for payment of the amount on CVRs upon a disposition of ViroLogic, which shall not be more than 30 days after the disposition is consummated. If the fair market value of the consideration received as a result of a disposition is determined by an independent financial expert, ViroLogic will cause the expert to deliver to ViroLogic, with a copy to the trustee, a value report stating the methods of valuation considered or used and containing a statement as to the nature and scope of the examination or investigation upon which the determination of value was made. The trustee shall make available a copy of the value report to each CVR holder who requests the report. The determination of the expert as set forth in the report absent manifest error shall be final and binding on ViroLogic and the CVR holders.

The types of dispositions for which a payment will be made are:

•	the direct or indirect sale, lease, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the properties or assets of ViroLogic and its subsidiaries taken as a whole to any person (as that term is used in Section 13(d) of the Exchange Act); or

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (as that term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of ViroLogic, measured by voting power rather than the number of shares, unless, in the case of a merger or consolidation, such transaction is in connection with a transaction in which:

•	all of the shares of ViroLogic common stock are exchanged solely for other publicly traded common stock of ViroLogic or another person;

•	the acquiror assumes ViroLogic’s obligations relating to the CVRs; and

•	the appropriate adjustments are made to the target price of $2.90, the minimum price of $2.02, the discounted target price and the terms of the CVR Agreement to reflect such transaction and the economic benefits intended to be conferred on the CVRs under the CVR Agreement.

Under the CVR Agreement, ViroLogic shall not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless:

•	in case ViroLogic shall consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, the person formed by such consolidation or into which ViroLogic is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of ViroLogic substantially as an entirety shall be a corporation, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume payment of amounts on all the CVRs and the performance of every covenant of the CVR Agreement on the part of ViroLogic to be performed or observed;

•	immediately after giving effect to such transaction, no event of default shall have happened and be continuing; and

•	ViroLogic has delivered to the trustee an officer’s certificate stating that such consolidation, merger, conveyance, transfer or lease complies with these requirements and that all conditions precedent provided for relating to such transaction have been complied with.

Event of Default

If an event of default under the CVR Agreement occurs and is continuing, unless all of the CVRs have already become due and payable, either the trustee or the CVR holders of not less than 25% of the then outstanding CVRs by giving written notice to ViroLogic and the trustee (if given by the CVR holders) may declare the CVRs to be due and payable immediately. If an event of default occurs after the maturity date, either the trustee or the CVR holders of not less than 25% of the then outstanding CVRs by giving written notice to ViroLogic and the trustee (if given by the CVR holders) may declare the CVRs to be due and payable immediately. Upon any such declaration, the default amount shall become immediately due and payable in cash, and thereafter shall bear interest at a rate of 8% per annum until payment is made to the trustee.

Each of the following will constitute an “event of default” under the CVR Agreement:

•	a default in the payment of all or any part of the amounts payable (whether in shares of ViroLogic stock or cash) in respect of any of the CVRs as and when the same shall become due and payable following the maturity date, the disposition payment date, or otherwise;

•	a material default in the performance, or material breach, of any material covenant or warranty of ViroLogic relating to the CVRs (other than a payment default), and continuance of such material default or breach for a period of 30 days after written notice has been given, by registered or certified mail, to ViroLogic by the trustee or to ViroLogic and the trustee by the holders of at least 25% of the outstanding CVRs, specifying the material default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default;”

•	a court with proper jurisdiction enters a decree or order for relief in respect of ViroLogic in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of ViroLogic or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

•	ViroLogic commences a voluntary case under any applicable bankruptcy, insolvency or similar law, or consents to the entry of an order for relief in an involuntary case under any such law, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of ViroLogic or for any substantial part of its property, or make any general assignment for the benefit of creditors.

Holders of a majority of all the outstanding CVRs may, by written notice to ViroLogic and the trustee, waive all defaults with respect to the CVRs and rescind and annul the above declaration if, at any time after the CVRs have been declared due and payable, and before any judgment or decree for the payment of the moneys due have been obtained or entered, all of the following conditions are met:

•	ViroLogic paid or deposited with the trustee a sum sufficient to pay all amounts which have become due other than by acceleration (with interest upon such overdue amount at 8% per annum to the date of such payment or deposit);

•	ViroLogic paid or deposited with the trustee a sum sufficient to cover reasonable compensation to the trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made by the trustee, except as a result of negligence or bad faith; and

•	any and all events of default under the CVR Agreement, other than the nonpayment of the amounts which have become due by acceleration, have been cured, waived or otherwise remedied as provided in the CVR Agreement.

No such waiver or rescission and annulment shall extend to or affect any subsequent default or impair any consequent right.

Automatic Extinguishment

If the current market value of the shares of ViroLogic common stock is greater than or equal to $3.50 per share for each trading day in any 30 consecutive trading day period during the period following December 10, 2004 and ending on the maturity date of the CVRs, the CVRs will automatically be extinguished without further consideration or action by ViroLogic or the CVR holders, and all of ViroLogic’s obligations under the CVR Agreement will terminate and be of no further force or effect; provided that ViroLogic shall (i) promptly prepare a certificate stating that an automatic extinguishment has occurred and briefly stating the facts accounting for such extinguishment, (ii) promptly file a copy of such certificate with the trustee, and (iii) mail a brief summary of the certificate to each CVR holder.

Certification of Determinations

In connection with any payment at maturity, no later than the second business day after the maturity date, ViroLogic shall prepare and file with the trustee a certificate setting forth its determinations with respect to the amount of the payment and the facts accounting for its determinations and mail to each CVR holder a brief summary of the certificate indicating the location at which the CVRs may be presented for payment. In connection with any payment upon a disposition, as soon as practicable, ViroLogic shall prepare and file with the trustee a certificate setting forth its determinations with respect to the amount of the payment upon the disposition and the facts accounting for its determinations and mail to each CVR holder a brief summary of the certificate, indicating the locations at which the CVRs may be presented for payment and the date on which the payment will be made.

In the event ViroLogic determines that no amount is payable with respect to the CVRs on the maturity date or a disposition payment date, as the case may be, as a result of an automatic extinguishment or otherwise, ViroLogic will give notice of such determination to each CVR holder and the trustee. Upon making such determination, absent manifest error, the CVR certificates will terminate, become null and void, and the CVR holders will have no further rights with respect to the CVR certificates. The failure to give notice or any defect in the notice will not affect the validity of the determination that no amount is payable.

Anti-Dilution; Disposition Adjustments

If ViroLogic in any manner subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the number of outstanding shares of ViroLogic common stock, ViroLogic will similarly subdivide or combine the CVRs and will appropriately adjust the discounted target price, and the target price of $2.90 and minimum price of $2.02 described above. In addition, in the case of a disposition that does not result in a payment as described under the section entitled “Payment Upon the Occurrence of a Disposition” above, appropriate adjustments will be made to the discounted target price, the target price of $2.90 and minimum price of $2.02.

Whenever an adjustment is made, ViroLogic shall (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (ii) promptly file with the trustee a copy of such certificate, and (iii) mail a brief summary of the certificate to each holder. The trustee shall be fully protected in relying on any such certificate and on any adjustment contained in the certificate. Such adjustment, absent manifest error, shall be final and binding on ViroLogic and the CVR holders. Each outstanding CVR certificate shall thereafter represent that number of adjusted CVRs necessary to reflect such subdivision or combination, and the adjustments to the discounted target price, the target price of $2.90 and the minimum price of $2.02.

Current Market Value Calculations

For purposes of automatic extinguishment or determining the amount due, if any, on the maturity date or a disposition payment date, the “current market value” per share shall be calculated at the end of each trading day and shall be, for any given trading day:

•	the volume weighted mean of the sales prices, regular way, on the Nasdaq National Market (or, if the shares are not then listed on The Nasdaq Stock Market, the principal other exchange on which such shares are then listed) on such trading day, as quoted by Bloomberg LP;

•	if the shares are not then listed or admitted to trading on any securities exchange, the volume weighted mean of the sales prices over such trading day, as reported by Bloomberg LP or, if not so reported, as reported by a reputable quoting source designated by ViroLogic; or

•	if the shares are not then listed or admitted to trade on any securities exchange and no such reported sale price or bid and asked prices are available, the mean of the averages of the reported high and low and opening and closing bid and asked prices on such trading day, as reported in the Wall Street Journal (Eastern Edition), or if the Wall Street Journal (Eastern Edition) shall cease to be published or its publication or general circulation is suspended, such other English language newspaper as is selected by ViroLogic with general circulation in the City of New York, New York.

The CVRs are currently quoted on the OTC Bulletin Board (OTCBB) under the ticker symbol “VLGCR”. Because the OTCBB is a quotation service for NASD Market Makers, and not an issuer listing service or securities market, there are no listing requirements that must be met by an OTCBB issuer. There are, however, certain requirements that an issuer must meet in order for its securities to be eligible for a market maker to enter a quotation on the OTCBB. ViroLogic believes that it satisfies these requirements, and that it will continue to satisfy these requirements for the foreseeable future. Investors should note however, that because issuers are not permitted to submit applications to be quoted on the OTCBB, ViroLogic cannot guarantee that the CVRs will remain listed on the OTCBB. Continued quotation of the CVRs on the OTCBB will depend on ongoing sponsorship by one or more market makers who demonstrate compliance with SEC Rule 15c2-11.

Restrictions on Purchases by ViroLogic and Affiliates

ViroLogic has agreed that, during the period beginning 25 trading days before the maturity date and ending on the maturity date, neither it nor any of its subsidiaries or affiliates will:

•	offer to purchase, purchase, contract to purchase, purchase any option or contract to sell, sell any option or contract to purchase, grant any option, right or warrant to sell, or otherwise acquire or purchase, directly or indirectly, any shares of ViroLogic common stock or any securities convertible into or exercisable or exchangeable for shares of ViroLogic common stock, or

•	enter into any swap or other arrangement that acquires from another, in whole or in part, any of the economic consequences of ownership of the shares of ViroLogic common stock,

whether any such transaction described above is to be settled by delivery of ViroLogic common stock or such other securities, in cash or otherwise.

The foregoing restrictions are expressly agreed to preclude ViroLogic, its subsidiaries and affiliates during the applicable period from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a purchase or acquisition of shares of ViroLogic common stock even if those shares would be acquired by someone other than ViroLogic or any of its subsidiaries or affiliates. Prohibited hedging or other transactions would include any purchase, or any purchase, sale or grant of any right (including, without limitation, any put option or put equivalent position or call option or call equivalent position) with respect to any of the shares of ViroLogic common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares of ViroLogic common stock.

Issuance of the CVRs

ViroLogic will issue the CVRs pursuant to the revised CVR Agreement between ViroLogic and the trustee. ViroLogic will not issue any fractional CVRs. If any provision of the CVR Agreement limits, qualifies or conflicts with another provision which is required to be included in the agreement by the Trust Indenture Act, such required provision shall control.

The CVRs shall be unsecured obligations of ViroLogic and will rank equally with all other unsecured obligations of ViroLogic. CVR holders will have no rights except for those expressly provided in the CVR Agreement, and shall not, by virtue of their ownership of CVRs, have any of the rights of a ViroLogic stockholder.

Temporary CVRs

Until CVR certificates are ready for delivery, ViroLogic may execute and, upon issuance of an order by ViroLogic, the trustee shall authenticate and deliver, temporary CVRs which are printed, lithographed, typewritten, mimeographed or otherwise produced, substantially of the tenor of the CVR certificates in lieu of which they are issued. Every temporary CVR shall be executed by ViroLogic and be authenticated by the trustee on the same conditions and in substantially the same manner, and with like effect, as the CVR certificates.

If temporary CVRs are issued, ViroLogic shall cause CVR certificates to be prepared without unreasonable delay. After the preparation of such certificates, the temporary CVRs will be exchangeable for the certificates upon surrender of the temporary CVRs at the office or agency designated by ViroLogic for that purpose. There will be no charge to the CVR holder for such exchange. Upon surrender of the temporary CVRs, ViroLogic will execute and the trustee will authenticate and deliver, in exchange, a like amount of CVR certificates.

Book Entry, Delivery and Form

The Depository Trust Company, or DTC, will act as securities depositary for the CVRs. The CVRs will initially be issued in the form of one or more permanent global securities in registered form provided that one or more definitive securities in certificated form may be issued initially to holders subject to restrictions on resale imposed by Rules 144 or 145 under the Securities Act or otherwise at the request of a holder. Upon issuance, the global securities will be deposited with the trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC (or its nominee or successor) for credit to the accounts of DTC’s direct and indirect participants. Ownership of beneficial interests in the global securities will be limited to DTC’s direct and indirect participants, and will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer or pledge beneficial interests in the global securities. Transfer and exchange of beneficial interests in the global securities will be completed through DTC in accordance with the CVR Agreement and the applicable rules and procedures of DTC.

Each global security will represent the number of outstanding CVRs specified in the security, and will provide that it represents the aggregate number of outstanding CVRs from time to time as endorsed on the security, and that the aggregate number of outstanding CVRs represented by the security may be reduced or increased, as appropriate, to reflect exchanges.

Initially, the trustee will act as paying agent and security registrar for ViroLogic. In addition, American Stock Transfer and Trust Company will act as an additional security registrar for ViroLogic. ViroLogic shall cause to be kept at the Corporate Trust Office of the trustee a register in which ViroLogic shall register and transfer the CVRs.

Payments of principal and interest, if any, on CVRs represented by a global security will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC). DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from ViroLogic, the trustee or the paying agent on the date the payment is due and payable in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of the DTC, the trustee, the paying agent or ViroLogic, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest, if any, to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of ViroLogic or the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC and disbursement of such payments to beneficial owners will be the responsibility of direct and indirect participants.

Until a global security is exchanged in whole or in part in a certificated form, a global security may not be transferred, except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. All global securities will be exchanged by ViroLogic for certificated CVRs if:

•	ViroLogic delivers to the security registrar a notice from DTC that it is unwilling or unable to continue to act as depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by ViroLogic within 120 days after the date of such notice from DTC;

•	ViroLogic, in its sole discretion, determines that the global securities (in whole but not in part) should be exchanged for CVRs in certificated form and delivers a written notice to such effect to the security registrar; or

•	an event of default has occurred and is continuing, and the security registrar has received a request from DTC to issue CVRs in certificated form.

Upon the occurrence of either of the first two conditions listed above, CVRs in certificated form shall be issued in such names as DTC instructs the trustee. In addition, global securities may also be exchanged or replaced in accordance with the sections entitled “Temporary CVRs” above and “Mutilated, Destroyed, Lost and Stolen CVRs” below.

A holder of a beneficial interest in a global security may exchange such beneficial interest for or transfer such beneficial interest to a person who will take delivery as a certificated CVR. Upon such holder’s request, the security registrar will cause the aggregate number of CVRs represented by the applicable global security to be reduced in accordance with the CVR Agreement. ViroLogic will execute, and the security registrar will authenticate and deliver to the person designated in the instructions, an appropriate number of certificated CVRs. Any certificated CVR issued in exchange for a beneficial interest will be registered in the name(s) and authorized denomination(s) as requested by the holder of such beneficial interest through instructions to the security registrar from or through DTC and the participant or indirect participant. Similarly, a holder of a certificated CVR may exchange such security for a beneficial interest in a global security or transfer the certificated CVR to a person who takes delivery in the form of a beneficial interest in global securities. In such a case, the security registrar will, upon request, cancel the applicable certificated CVR and increase the number of CVRs represented by the global security.

Once all beneficial interests in a global security have been exchanged for certificated CVRs or have been repurchased and cancelled in whole, each such global security will be returned to or retained and canceled by the security registrar. Prior to the cancellation, if any beneficial interest in a global security is exchanged for or transferred to a person who accepts delivery in the form of a beneficial interest in another global security or certificated CVR, the appropriate increase or decrease will be made to the global security by the security registrar or DTC.

In respect of exchanges or transfers of global securities or certificated CVRs,

•	ViroLogic will execute and the trustee will authenticate the global securities and the certificated CVRs upon receipt of an order from ViroLogic;

•	the CVR holder of a beneficial interest in a global security or a certificated CVR will not be charged a service charge for any registration of exchange, but ViroLogic may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith;

•	all global securities and certificated CVRs issued upon any registration of exchange of global securities or certificated CVRs will be the valid obligations of ViroLogic, evidencing the same rights, and entitled to the same benefits under the CVR Agreement, as the global securities or certificated CVRs surrendered upon such exchange; and

•	the trustee will authenticate the global securities and certificated CVRs in accordance with the applicable provisions of the CVR Agreement.

So long as DTC is the registered holder and owner of such global securities, DTC will be considered the sole owner and holder of the related CVRs for all purposes of such CVRs and for all purposes under the CVR Agreement. Except as set forth above, owners of beneficial interests in a global security:

•	will not be entitled to have the CVRs represented by such global security registered in their names;

•	will not receive or be entitled to receive physical delivery of CVRs in certificated form; and

•	will not be considered to be the owners or holders of any CVRs under the CVR Agreement or such global security.

Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and the direct and indirect participants through which they hold their beneficial interest to exercise any rights of a CVR holder under the CVR Agreement or such global security.

DTC has advised ViroLogic that DTC is:

•	a limited-purpose trust company organized under the Banking Law of the State of New York;

•	a “banking organization” within the meaning of the Banking Law of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code of the State of New York; and

•	a “clearing agency” registered under the Exchange Act.

DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers, dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. DTC may discontinue providing its services as depositary with respect to the CVRs at any time by giving reasonable notice to ViroLogic. Under such circumstances, in the event that a successor depositary is not obtained, certificated CVRs are required to be printed and delivered.

Mutilated, Destroyed, Lost and Stolen CVRs

ViroLogic will execute, and the trustee will authenticate and deliver a new CVR certificate of like tenor and amount of CVRs, bearing a number not contemporaneously outstanding if either:

•	any mutilated CVR is surrendered to the trustee; or

•	ViroLogic and the trustee receive evidence to their satisfaction of the destruction, loss or theft of any CVR and there is delivered to ViroLogic and the trustee such security or indemnity as may be required by them to save each of them harmless.

Upon the issuance of any new CVRs, ViroLogic may require a payment sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the trustee).

Every new CVR issued under these circumstances will constitute an original additional contractual obligation of ViroLogic, whether or not the destroyed, lost or stolen CVR shall be at any time enforceable by anyone, and shall be entitled to all benefits under the CVR Agreement and proportionately with any other CVR duly issued.

Cancellation of CVRs

All CVRs surrendered for payment, registration of transfer or exchange shall, if surrendered to any person other than the trustee, be delivered to the trustee and promptly cancelled. ViroLogic may, at any time, deliver to the trustee for cancellation any CVRs previously authenticated and delivered which ViroLogic may have acquired in any manner, and all CVRs so delivered shall be promptly cancelled by the trustee. No CVRs shall be authenticated in lieu of or in exchange for any cancelled CVRs.

Amendment of the CVR Agreement

Amendment Without Consent of CVR Holders

Without the consent of CVR holders, ViroLogic and the trustee, at any time, may enter into one or more amendments for any of the following purposes:

•	to convey, transfer, assign, mortgage or pledge to the trustee as security for the CVRs any property or assets;

•	to evidence the succession of another person to ViroLogic and the assumption by any such successor of the covenants of ViroLogic in the CVR Agreement and in the CVRs;

•	to add to ViroLogic’s covenants such further covenants, restrictions, conditions or provisions as its board of directors and the trustee shall consider to be for the protection of CVR holders, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided in the CVR Agreement, provided that in respect of any such additional covenants, restrictions, conditions or provisions, such amendment may provide (i) for a particular grace period after default, (ii) an immediate enforcement upon such event of default, (iii) limit the remedies available to the trustee upon such event of default, or (iv) limit the right of the holders of a majority of the outstanding CVRs to waive an event of default;

•	to cure any ambiguity, to correct or supplement any provision in the CVR Agreement which may be defective or inconsistent with any other provision in the CVR Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement, provided that such provisions shall not adversely affect the interests of the CVR holders; or

•	to comply with SEC requirements to effect or maintain the qualification of the CVR Agreement under the Trust Indenture Act.

Amendment With Consent of CVR Holders

With the consent of at least a majority of the holders of outstanding CVRs, and by an instrument of said holders delivered to ViroLogic and the trustee, ViroLogic, with board authorization, and the trustee may enter into one or more amendments for the following purposes:

•	to add, change or eliminate any of the provisions of the CVR Agreement; or

•	modify in any manner the rights of the CVR holders under the CVR Agreement;

provided that no amendment may, without the consent of each holder of outstanding CVRs affected:

•	modify the definition of maturity date, disposition payment date, default payment date, current market value, valuation period, minimum price, discounted target price, target price, default amount or default interest rate or modify the anti-dilution provisions of the CVR Agreement or otherwise extend the maturity of the CVRs or reduce the amounts payable in respect of the CVRs;

•	reduce the amount of the outstanding CVRs, the consent of whose holders is required for any such amendment; or

•	modify any of the provisions of the amendment section of the CVR Agreement, except to increase the percentage of outstanding CVRs required for an amendment or to provide that certain other provisions of the CVR Agreement cannot be modified or waived without the consent of each CVR holder affected by such modification or waiver.

Termination of the CVR Agreement

The CVR Agreement shall terminate and cease to be of further effect when:

•	ViroLogic delivers to the trustee all outstanding CVRs (other than CVRs replaced due to mutilation, destruction, loss or theft) for cancellation;

•	all outstanding CVRs have become due and payable and ViroLogic irrevocably deposits with the trustee or the paying agent (if the paying agent is not ViroLogic or one of its affiliates) cash sufficient to pay all amounts due and owing on all outstanding CVRs (other than CVRs replaced or CVRs held by ViroLogic or any of its affiliates); or

•	an automatic extinguishment has occurred; and

if, in all cases, ViroLogic pays any other sums payable hereunder by it.

The trustee shall join in the execution of a document prepared by ViroLogic acknowledging satisfaction and discharge of the CVR Agreement upon demand of ViroLogic accompanied by an officer’s certificate and opinion of counsel, and at the cost and expense of ViroLogic.

LEGAL MATTERS

Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121 will pass upon the validity of the common stock and CVRs being offered by this prospectus.

EXPERTS

The financial statements and schedule of ViroLogic, Inc. appearing in ViroLogic, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of ACLARA BioSciences, Inc. as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference to the Current Report on Form 8-K/A, dated December 20, 2004, of ViroLogic, Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by us at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including ViroLogic. The address of the Securities and Exchange Commission website is http://www.sec.gov.

Reports, proxy statements and other information regarding ViroLogic may also be inspected at The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Important Information Incorporated By Reference

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following documents are incorporated by reference into this document:

•	Our Form 10-K Annual Report for the fiscal year ended December 31, 2003 and filed on March 26, 2004 (File No. 000-30369);

•	Our Form 10-K/A Annual Report for the fiscal year ended December 31, 2003 and filed on April 23, 2004 (File No. 000-30369);

•	Our Form 10-Q Quarterly Report for the quarter ended March 31, 2004 and filed on May 5, 2004 (File No. 000-30369);

•	Our Form 10-Q Quarterly Report for the quarter ended June 30, 2004 and filed on August 13, 2004 (File No. 000-30369);

•	Our Form 10-Q Quarterly Report for the quarter ended September 30, 2004 and filed on November 15, 2004 (File No. 000-30369);

•	Our Current Reports on Form 8-K (File No. 000-30369), filed on May 3, 2004, June 1, 2004, October 19, 2004, November 4, 2004, December 10, 2004 and December 22, 2004, and our Form 8-K/A (File No. 000-30369) filed on December 20, 2004;

•	The description of our common stock set forth in the Registration Statement on Form 8-A filed with the SEC on April 17, 2000 (File No. 000-30369), including any amendments or reports filed for the purpose of updating such description; and

•	The description of the our contingent value rights contained in the Registration Statement on Form S-4 (File No. 333-120211), filed with the SEC on November 4, 2004, as amended on November 5, 2004.

We also incorporate by reference into this prospectus all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, and all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

ViroLogic, Inc.

345 Oyster Point Blvd.

South San Francisco, California 94080

(650) 635-1100

Attn: Investor Relations

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.